SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 10, 2023, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States for the three months ended June 30, 2022 and 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 10, 2023	By	/s/ YASUAKI MIKAMI
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on August 10, 2023, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2022 and 2023.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Three months ended June 30, 2022	Three months ended June 30, 2023	Fiscal year ended March 31, 2023
Total revenues	¥657,813	¥676,974	¥2,666,373
Income before income taxes	85,564	89,392	392,178
Net income attributable to ORIX Corporation shareholders	61,924	62,966	290,340
Comprehensive Income attributable to ORIX Corporation shareholders	175,093	159,913	420,584
ORIX Corporation shareholders’ equity	3,413,416	3,643,306	3,543,607
Total assets	14,635,393	15,584,145	15,289,385
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	51.95	53.87	245.98
Diluted (yen)	51.90	53.80	245.65
ORIX Corporation shareholders’ equity ratio (%)	23.3	23.4	23.2
Cash flows from operating activities	(31,746)	196,900	913,088
Cash flows from investing activities	(226,961)	(409,652)	(1,098,478)
Cash flows from financing activities	138,552	(113,488)	438,308
Cash, Cash Equivalents and Restricted Cash at end of Period	994,992	1,060,467	1,366,908

Note:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(2) Overview of Activities

During the three months ended June 30, 2023, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2023 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors or other factors.

3.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Financial Highlights

Financial Results for the Three Months Ended June 30, 2023

Total revenues	¥676,974 million (Up 3% year on year)
Total expenses	¥593,722 million (Up 3% year on year)
Income before income taxes	¥89,392 million (Up 5% year on year)
Net income attributable to ORIX Corporation Shareholders	¥62,966 million (Up 2% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥53.87 (Up 4% year on year)
(Diluted)	¥53.80 (Up 4% year on year)
ROE (Annualized) *1	7.0% (7.4% during the same period in the previous fiscal year)
ROA (Annualized) *2	1.63% (1.71% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
*3	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

Total revenues for the three months ended June 30, 2023 increased 3% to ¥676,974 million compared to ¥657,813 million during the same period of the previous fiscal year due to increases in life insurance premiums and related investment income, gains (losses) on investment securities and dividends and services income despite a decrease in sales of goods and real estate.

Total expenses increased 3% to ¥593,722 million compared to ¥573,971 million during the same period of the previous fiscal year due to increases in interest expense, life insurance costs and selling, general and administrative expenses despite a decrease in costs of goods and real estate sold.

Equity in net income (loss) of affiliates resulted in net income of ¥5,185 million (net loss of ¥1,381 million in the same period of the previous fiscal year), and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥2,148 million to ¥955 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the three months ended June 30, 2023 increased 5% to ¥89,392 million compared to ¥85,564 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 2% to ¥62,966 million compared to ¥61,924 million during the same period of the previous fiscal year.

Segment Information

Our operating segments, used by the chief operating decision maker to make decisions about resource allocations and assess performance, are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.

Since April 1, 2023, segment profits have been calculated with broadened the scope of profit sharing for inter-segment collaboration. As a result, segment data for the three months ended June 30, 2022 has been retrospectively restated.

LDTI standard has been adopted since April 1. 2023, with the transition date of April 1, 2021, on a modified retrospective approach. As a result of this change, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements”.

Total revenues and profits by segment for the three months ended June 30, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022		Three months ended June 30, 2023		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥104,125	¥16,550	¥109,638	¥19,861	¥5,513	5	¥3,311	20
Real Estate	96,865	11,943	106,381	9,961	9,516	10	(1,982)	(17)
PE Investment and Concession	121,778	2,254	86,072	5,657	(35,706)	(29)	3,403	151
Environment and Energy	46,801	3,522	37,116	3,015	(9,685)	(21)	(507)	(14)
Insurance	127,542	11,439	153,781	19,213	26,239	21	7,774	68
Banking and Credit	20,041	7,236	21,143	8,189	1,102	5	953	13
Aircraft and Ships	14,564	5,416	12,773	3,628	(1,791)	(12)	(1,788)	(33)
ORIX USA	35,582	6,039	43,364	9,718	7,782	22	3,679	61
ORIX Europe	43,697	9,301	51,581	4,223	7,884	18	(5,078)	(55)
Asia and Australia	45,001	12,786	51,454	8,042	6,453	14	(4,744)	(37)

Total	655,996	86,486	673,303	91,507	17,307	3	5,021	6

Difference between Segment Total and Consolidated Amounts	1,817	(922)	3,671	(2,115)	1,854	102	(1,193)	—

Total Consolidated Amounts	¥657,813	¥85,564	¥676,974	¥89,392	¥19,161	3	¥3,828	5

Total assets by segment as of March 31, 2023 and June 30, 2023 are as follows:

	Millions of yen
	March 31, 2023		June 30, 2023		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,514,070	10	¥1,508,103	10	¥(5,967)	(0)
Real Estate	935,027	6	945,421	6	10,394	1
PE Investment and Concession	605,471	4	613,401	4	7,930	1
Environment and Energy	773,617	5	789,632	5	16,015	2
Insurance	2,050,412	13	2,222,252	14	171,840	8
Banking and Credit	2,698,747	18	2,712,290	17	13,543	1
Aircraft and Ships	742,890	5	847,785	6	104,895	14
ORIX USA	1,462,067	9	1,565,552	10	103,485	7
ORIX Europe	417,941	3	455,632	3	37,691	9
Asia and Australia	1,395,096	9	1,515,388	10	120,292	9

Total	12,595,338	82	13,175,456	85	580,118	5

Difference between Segment Total and Consolidated Amounts	2,694,047	18	2,408,689	15	(285,358)	(11)

Total Consolidated Amounts	¥15,289,385	100	¥15,584,145	100	¥294,760	2

Segment information for the three months ended June 30, 2023 is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we aim to increase market share in small and medium-sized enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and ICT-related equipment lending, but also developing new services relating to robots, drones, etc.

Segment profits increased 20% to ¥19,861 million compared to the same period of the previous fiscal year due to an increase in gains(losses) on investment securities and dividends.

Segment assets totaled ¥1,508,103 million, remaining relatively unchanged compared to the end of the previous fiscal year.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥15,657	¥16,408	¥751	5
Gains on investment securities and dividends	(1,753)	1,340	3,093	—
Operating leases	62,671	64,860	2,189	3
Sales of goods and real estate	1,359	1,200	(159)	(12)
Services income	26,191	25,830	(361)	(1)

Total Segment Revenues	104,125	109,638	5,513	5

Segment Expenses:
Interest expense	1,343	1,898	555	41
Costs of operating leases	46,554	46,995	441	1
Costs of goods and real estate sold	903	964	61	7
Services expense	14,632	14,353	(279)	(2)
Selling, general and administrative expenses	20,986	22,329	1,343	6
Provision for credit losses, and write-downs of long-lived assets and securities	250	29	(221)	(88)
Other	3,918	4,113	195	5

Total Segment Expenses	88,586	90,681	2,095	2

Equity in Net income (Loss) of Affiliates and others	1,011	904	(107)	(11)

Segment Profits	¥16,550	¥19,861	¥3,311	20

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥566,010	¥563,127	¥(2,883)	(1)
Installment loans	333,922	327,863	(6,059)	(2)
Investment in operating leases	511,184	514,668	3,484	1
Investment in securities	35,164	35,693	529	2
Property under facility operations	18,908	17,779	(1,129)	(6)
Inventories	1,104	1,190	86	8
Advances for finance lease and operating lease	1,566	1,540	(26)	(2)
Investment in affiliates	16,961	17,250	289	2
Goodwill, intangible assets acquired in business combinations	29,251	28,993	(258)	(1)

Total Segment Assets	¥1,514,070	¥1,508,103	¥(5,967)	(0)

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market, and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will promote the innovation and the efficiency of our business through digital transformation, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential condominiums management, office building management, construction contracting, and real estate brokerage.

Segment profits decreased 17% to ¥9,961 million compared to the same period of the previous fiscal year due to a decrease in operating leases revenues resulting from sales of real estate under operating leases, despite an increase in sales of goods and real estate.

Segment assets increased 1% to ¥945,421 million compared to the end of the previous fiscal year due to an increase in investment in operating leases.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,408	¥1,636	¥228	16
Operating leases	17,401	8,583	(8,818)	(51)
Sales of goods and real estate	22,342	32,769	10,427	47
Services income	55,927	63,000	7,073	13
Other	(213)	393	606	—

Total Segment Revenues	96,865	106,381	9,516	10

Segment Expenses:
Interest expense	682	1,001	319	47
Costs of operating leases	6,304	6,321	17	0
Costs of goods and real estate sold	18,266	23,257	4,991	27
Services expense	51,198	55,529	4,331	8
Selling, general and administrative expenses	9,224	10,239	1,015	11
Provision for credit losses, and write-downs of long-lived assets and securities	76	74	(2)	(3)
Other	(1,471)	270	1,741	—

Total Segment Expenses	84,279	96,691	12,412	15

Equity in Net income (Loss) of Affiliates and others	(643)	271	914	—

Segment Profits	¥11,943	¥9,961	¥(1,982)	(17)

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥57,587	¥55,241	¥(2,346)	(4)
Investment in operating leases	302,698	312,279	9,581	3
Investment in securities	3,894	4,216	322	8
Property under facility operations	170,425	168,923	(1,502)	(1)
Inventories	108,789	113,074	4,285	4
Advances for finance lease and operating lease	112,973	107,571	(5,402)	(5)
Investment in affiliates	117,040	122,399	5,359	5
Advances for property under facility operations	6,625	7,247	622	9
Goodwill, intangible assets acquired in business combinations	54,996	54,471	(525)	(1)

Total Segment Assets	¥935,027	¥945,421	¥10,394	1

PE Investment and Concession: Private equity investment; concession

In the private equity business, we aim to enhance the corporate value of investees and to earn sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.

Segment profits increased 151% to ¥5,657 million compared to the same period of the previous fiscal year due to a decrease in equity in net loss of affiliates at our three airports in Kansai in our concession business.

Segment assets increased 1% to ¥613,401 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations resulting from the acquisition of investees.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥78	¥89	¥11	14
Gains on investment securities and dividends	55	(35)	(90)	—
Operating leases	8,872	9,926	1,054	12
Sales of goods and real estate	105,184	55,413	(49,771)	(47)
Services income	7,589	20,679	13,090	172

Total Segment Revenues	121,778	86,072	(35,706)	(29)

Segment Expenses:
Interest expense	489	958	469	96
Costs of operating leases	5,828	6,666	838	14
Costs of goods and real estate sold	91,702	39,261	(52,441)	(57)
Services expense	4,868	14,614	9,746	200
Selling, general and administrative expenses	13,045	18,433	5,388	41
Provision for credit losses, and write-downs of long-lived assets and securities	23	13	(10)	(43)
Other	645	(307)	(952)	—

Total Segment Expenses	116,600	79,638	(36,962)	(32)

Equity in Net income (Loss) of Affiliates and others	(2,924)	(777)	2,147	—

Segment Profits	¥2,254	¥5,657	¥3,403	151

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,616	¥1,624	¥8	0
Investment in operating leases	52,976	54,685	1,709	3
Investment in securities	42,401	42,191	(210)	(0)
Property under facility operations	51,978	51,336	(642)	(1)
Inventories	48,716	48,921	205	0
Advances for finance lease and operating lease	4	6	2	50
Investment in affiliates	36,678	35,816	(862)	(2)
Advances for property under facility operations	2,354	2,600	246	10
Goodwill, intangible assets acquired in business combinations	368,748	376,222	7,474	2

Total Segment Assets	¥605,471	¥613,401	¥7,930	1

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.

Segment profits decreased 14% to ¥3,015 million compared to the same period of the previous fiscal year due to a decrease in services income.

Segment assets increased 2% to ¥789,632 million compared to the end of the previous fiscal year due to foreign exchange effects.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥268	¥365	¥97	36
Services income	45,795	35,934	(9,861)	(22)
Other	738	817	79	11

Total Segment Revenues	46,801	37,116	(9,685)	(21)

Segment Expenses:
Interest expense	2,194	4,053	1,859	85
Services expense	32,556	23,439	(9,117)	(28)
Selling, general and administrative expenses	4,157	4,495	338	8
Provision for credit losses, and write-downs of long-lived assets and securities	36	(1)	(37)	—
Other	443	679	236	53

Total Segment Expenses	39,386	32,665	(6,721)	(17)

Equity in Net income (Loss) of Affiliates and others	(3,893)	(1,436)	2,457	—

Segment Profits	¥3,522	¥3,015	¥(507)	(14)

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥6,723	¥6,434	¥(289)	(4)
Installment loans	190	181	(9)	(5)
Investment in operating leases	264	259	(5)	(2)
Investment in securities	1,580	1,738	158	10
Property under facility operations	362,043	370,847	8,804	2
Inventories	9,825	6,290	(3,535)	(36)
Advances for finance lease and operating lease	1	1	0	—
Investment in affiliates	190,384	192,214	1,830	1
Advances for property under facility operations	88,493	95,143	6,650	8
Goodwill, intangible assets acquired in business combinations	114,114	116,525	2,411	2

Total Segment Assets	¥773,617	¥789,632	¥16,015	2

Insurance: Life insurance

In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face sales through our own consulting services, and online sales. With “simple-to-understand” and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.

Segment profits increased 68% to ¥19,213 million compared to the same period of the previous fiscal year due to the absence of life insurance costs as a result of increased payouts to policy holders recorded in the same period of the previous fiscal year.

Segment assets increased 8% to ¥2,222,252 million compared to the end of the previous fiscal year due to an increase in investment in securities.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥74	¥74	¥0	—
Life insurance premiums and related investment income	126,832	153,043	26,211	21
Other	636	664	28	4

Total Segment Revenues	127,542	153,781	26,239	21

Segment Expenses:
Interest expense	63	210	147	233
Life insurance costs	101,329	119,718	18,389	18
Selling, general and administrative expenses	14,708	14,641	(67)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	0	0	—
Other	1	(2)	(3)	—

Total Segment Expenses	116,101	134,567	18,466	16

Equity in Net income (Loss) of Affiliates and others	(2)	(1)	1	—

Segment Profits	¥11,439	¥19,213	¥7,774	68

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥18,109	¥18,497	¥388	2
Investment in operating leases	27,467	27,444	(23)	(0)
Investment in securities	2,000,150	2,171,636	171,486	9
Goodwill, intangible assets acquired in business combinations	4,686	4,675	(11)	(0)

Total Segment Assets	¥2,050,412	¥2,222,252	¥171,840	8

Banking and Credit: Banking; consumer finance

In the banking business, we aim to increase finance revenues mainly by origination of real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.

Segment profits increased 13% to ¥8,189 million compared to the same period of the previous fiscal year due to an increase in gains on investment securities and dividends and an increase in finance revenues, despite an increase in the provision for credit losses.

Segment assets increased 1% to ¥2,712,290 million compared to the end of the previous fiscal year due to an increase in installment loans.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥18,828	¥19,482	¥654	3
Gains on investment securities and dividends	(530)	159	689	—
Services income	1,743	1,502	(241)	(14)

Total Segment Revenues	20,041	21,143	1,102	5

Segment Expenses:
Interest expense	1,369	1,432	63	5
Services expense	2,169	1,853	(316)	(15)
Selling, general and administrative expenses	8,304	7,763	(541)	(7)
Provision for credit losses, and write-downs of long-lived assets and securities	1,228	2,078	850	69
Other	(265)	(172)	93	—

Total Segment Expenses	12,805	12,954	149	1

Equity in Net income (Loss) of Affiliates and others	0	0	(0)	—

Segment Profits	¥7,236	¥8,189	¥953	13

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,395,340	¥2,409,764	¥14,424	1
Investment in securities	291,627	290,746	(881)	(0)
Inventories	9	9	0	—
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,698,747	¥2,712,290	¥13,543	1

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market including through mutually complementary relationships with Avolon Holdings Limited. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.

Segment profits decreased 33% to ¥3,628 million compared to the same period of the previous fiscal year due to a decrease in operating leases revenues in our ship-related business.

Segment assets increased 14% to ¥847,785 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in investment in affiliates resulting from foreign exchange effects.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,020	¥1,958	¥938	92
Operating leases	11,092	9,341	(1,751)	(16)
Services income	2,452	1,487	(965)	(39)
Other	0	(13)	(13)	—

Total Segment Revenues	14,564	12,773	(1,791)	(12)

Segment Expenses:
Interest expense	3,314	6,030	2,716	82
Costs of operating leases	3,965	3,918	(47)	(1)
Services expense	447	133	(314)	(70)
Selling, general and administrative expenses	1,898	2,506	608	32
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(0)	(0)	—
Other	(31)	(574)	(543)	—

Total Segment Expenses	9,593	12,013	2,420	25

Equity in Net income (Loss) of Affiliates and others	445	2,868	2,423	544

Segment Profits	¥5,416	¥3,628	¥(1,788)	(33)

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥74,151	¥75,290	¥1,139	2
Investment in operating leases	295,858	372,439	76,581	26
Investment in securities	5,800	5,581	(219)	(4)
Inventories	37	25	(12)	(32)
Investment in affiliates	348,583	375,340	26,757	8
Goodwill, intangible assets acquired in business combinations	18,461	19,110	649	4

Total Segment Assets	¥742,890	¥847,785	¥104,895	14

ORIX USA: Finance, investment and asset management in the Americas

ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With controlling the amount of assets and the expansion of assets under management, we aim for the growth of profits along with improvement of capital efficiency.

Segment profits increased 61% to ¥9,718 million compared to the same period of the previous fiscal year due to an increase in services income.

Segment assets increased 7% to ¥1,565,552 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥23,088	¥28,627	¥5,539	24
Gains on investment securities and dividends	1,576	3,086	1,510	96
Services income	10,055	11,523	1,468	15
Other	863	128	(735)	(85)

Total Segment Revenues	35,582	43,364	7,782	22

Segment Expenses:
Interest expense	6,426	14,625	8,199	128
Services expense	1,393	626	(767)	(55)
Selling, general and administrative expenses	21,132	20,624	(508)	(2)
Provision for credit losses, and write-downs of long-lived assets and securities	(1,464)	(388)	1,076	—
Other	2,054	(617)	(2,671)	—

Total Segment Expenses	29,541	34,870	5,329	18

Equity in Net income (Loss) of Affiliates and others	(2)	1,224	1,226	—

Segment Profits	¥6,039	¥9,718	¥3,679	61

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥483	¥514	¥31	6
Installment loans	743,091	782,350	39,259	5
Investment in operating leases	3,612	3,797	185	5
Investment in securities	423,229	466,573	43,344	10
Property under facility operations and servicing assets	81,291	83,832	2,541	3
Inventories	142	181	39	27
Investment in affiliates	52,408	57,477	5,069	10
Goodwill, intangible assets acquired in business combinations	157,811	170,828	13,017	8

Total Segment Assets	¥1,462,067	¥1,565,552	¥103,485	7

ORIX Europe: Asset management of global equity and fixed income

Under ORIX Corporation Europe N.V. (hereinafter, “OCE”) as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.

Segment profits decreased 55% to ¥4,223 million compared to the same period of the previous fiscal year due to a decrease in gross margin in asset management.

Segment assets increased 9% to ¥455,632 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥73	¥457	¥384	526
Gains on investment securities and dividends	(6,181)	2,128	8,309	—
Services income	49,805	48,996	(809)	(2)

Total Segment Revenues	43,697	51,581	7,884	18

Segment Expenses:
Interest expense	83	2,981	2,898	—
Services expense	12,417	12,573	156	1
Selling, general and administrative expenses	24,299	30,916	6,617	27
Other	(2,273)	778	3,051	—

Total Segment Expenses	34,526	47,248	12,722	37

Equity in Net income (Loss) of Affiliates and others	130	(110)	(240)	—

Segment Profits	¥9,301	¥4,223	¥(5,078)	(55)

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥84,147	¥95,506	¥11,359	13
Investment in affiliates	2,714	3,174	460	17
Goodwill, intangible assets acquired in business combinations	331,080	356,952	25,872	8

Total Segment Assets	¥417,941	¥455,632	¥37,691	9

Asia and Australia: Finance and investment businesses in Asia and Australia

Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.

Segment profits decreased 37% to ¥8,042 million compared to the same period of the previous fiscal year due to the absence of gains on the sales of shares of subsidiaries and affiliates due to the sale of certain investees recorded in the same period of the previous fiscal year.

Segment assets increased 9% to ¥1,515,388 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

	Three months ended June 30, 2022	Three months ended June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥13,706	¥16,501	¥2,795	20
Gains on investment securities and dividends	1,151	923	(228)	(20)
Operating leases	25,178	28,193	3,015	12
Services income	4,521	5,694	1,173	26
Other	445	143	(302)	(68)

Total Segment Revenues	45,001	51,454	6,453	14

Segment Expenses:
Interest expense	6,321	10,351	4,030	64
Costs of operating leases	18,284	20,840	2,556	14
Services expense	3,114	3,473	359	12
Selling, general and administrative expenses	8,470	9,529	1,059	13
Provision for credit losses, and write-downs of long-lived assets and securities	242	1,216	974	402
Other	460	(287)	(747)	—

Total Segment Expenses	36,891	45,122	8,231	22

Equity in Net income (Loss) of Affiliates and others	4,676	1,710	(2,966)	(63)

Segment Profits	¥12,786	¥8,042	¥(4,744)	(37)

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥454,961	¥500,405	¥45,444	10
Installment loans	312,788	335,515	22,727	7
Investment in operating leases	329,549	363,945	34,396	10
Investment in securities	50,360	53,544	3,184	6
Property under facility operations	1,184	1,462	278	23
Inventories	202	109	(93)	(46)
Advances for finance lease and operating lease	3,720	5,621	1,901	51
Investment in affiliates	235,586	247,575	11,989	5
Goodwill, intangible assets acquired in business combinations	6,746	7,212	466	7

Total Segment Assets	¥1,395,096	¥1,515,388	¥120,292	9

(2) Financial Condition

	As of March 31, 2023	As of June 30, 2023	Change
			Amount	Percent (%)

	(Millions of yen except per share, ratios and percentages)
Total assets	¥15,289,385	¥15,584,145	¥294,760	2
(Segment assets)	12,595,338	13,175,456	580,118	5
Total liabilities	11,674,118	11,860,498	186,380	2
(Short- and long-term debt)	5,718,519	5,851,212	132,693	2
(Deposits)	2,246,345	2,263,454	17,109	1
ORIX Corporation shareholders’ equity	3,543,607	3,643,306	99,699	3
ORIX Corporation shareholders’ equity per share (yen)*1	3,027.93	3,124.26	96.33	3
ORIX Corporation shareholders’ equity ratio*2	23.2%	23.4%	—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.6x	1.6x	—	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
*3	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

Total assets increased 2% to ¥15,584,145 million compared to the balance as of March 31, 2023 due to increases in installment loans, investments in operating leases, investments in securities and other assets, being offset by a decrease in cash and cash equivalents. In addition, segment assets increased 5% to ¥13,175,456 million compared to the balance as of March 31, 2023.

Total liabilities increased 2% to ¥11,860,498 million compared to the balance as of March 31, 2023 due to an increase in short- and long-term debt and policy liabilities and policy account balances being offset by a decrease in trade notes, accounts and other payable.

Shareholders’ equity increased 3% to ¥3,643,306 million compared to the balance as of March 31, 2023.

(3) Liquidity and Capital Resources

ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.

The Company continues to closely monitor the effects of the Russia-Ukraine crisis and increased inflation around the world on the liquidity and capital resources of the ORIX Group.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥8,114,666 million as of June 30, 2023. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of June 30, 2023. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2023	June 30, 2023
Borrowings from financial institutions	¥464,287	¥560,871
Commercial paper	44,509	14,484

Total short-term debt	¥508,796	¥575,355

Short-term debt as of June 30, 2023 was ¥575,355 million, which accounted for 10% of the total amount of short-term and long-term debt (excluding deposits) as compared to 9% as of March 31, 2023.

While the amount of short-term debt as of June 30, 2023 was ¥575,355 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of June 30, 2023 was ¥1,449,955 million maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2023	June 30, 2023
Borrowings from financial institutions	¥3,734,530	¥3,767,737
Bonds	1,175,087	1,187,415
Medium-term notes	149,535	161,860
Payables under securitized loan receivables and other assets	150,571	158,845

Total long-term debt	¥5,209,723	¥5,275,857

The balance of long-term debt as of June 30, 2023 was ¥5,275,857 million, which accounted for 90% of the total amount of short-term and long-term debt (excluding deposits) as compared to 91% as of March 31, 2023.

(c) Deposits

	Millions of yen
	March 31, 2023	June 30, 2023
Deposits	¥2,246,345	¥2,263,454

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash, cash equivalents and restricted cash as of June 30, 2023 decreased by ¥306,441 million to ¥1,060,467 million compared to March 31, 2023.

Cash flows provided by operating activities were inflow of ¥196,900 million in the three months ended June 30, 2023, compared to the outflow of ¥31,746 million used during the same period of the previous fiscal year. This change resulted primarily from the absence of an increase in payment of income taxes in the three months ended June 30, 2022, and other. Cash outflow resulting from payment of income taxes is included in other, net.

Cash flows used in investing activities were outflow of ¥409,652 million in the three months ended June 30, 2023, up from ¥226,961 million used during the same period of the previous fiscal year. This change resulted primarily from an increase in purchases of lease equipment and a decrease in proceeds from sales of available-for-sale debt securities .

Cash flows used in financing activities were outflow of ¥113,488 million in the three months ended June 30, 2023, compared to the inflow of ¥138,552 million used during the same period of the previous fiscal year. This change resulted primarily from a decrease in proceeds from debt with maturities longer than three months and an increase in repayment of debt with maturities longer than three months.

(5) Management Policy and Strategy

There were no significant changes for the three months ended June 30, 2023.

(6) Challenges to be addressed on a priority basis

There were no significant changes for the three months ended June 30, 2023.

(7) Research and Development Activity

There were no significant changes in research and development activities for the three months ended June 30, 2023.

(8) Major Facilities

There were no significant changes in major facilities for the three months ended June 30, 2023.

4.	Material Contracts

Not applicable.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended June 30, 2023 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	June 30, 2023	Increase, net	June 30, 2023	Increase, net	June 30, 2023
0	1,234,849	¥0	¥221,111	¥0	¥248,290

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in the quarterly report for the three months ended June 30, 2023).

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2023 and June 30, 2023, there were no changes of directors and executive officers.

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2023	June 30, 2023
Cash and Cash Equivalents		¥1,231,860	¥922,227
Restricted Cash		135,048	138,240
Net Investment in Leases		1,087,563	1,127,427
Installment Loans		3,877,602	3,949,470
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
June 30, 2023	¥222,510 million
Allowance for Credit Losses		(64,723)	(66,457)
Investment in Operating Leases		1,537,178	1,658,440
Investment in Securities		2,940,858	3,170,273
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥22,874 million
June 30, 2023	¥25,364 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
June 30, 2023
Amortized Cost	¥2,662,803 million
Allowance for Credit Losses	¥(454) million
Property under Facility Operations		620,994	625,712
Investment in Affiliates		1,000,704	1,051,575
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥2,511 million
June 30, 2023	¥2,727 million
Trade Notes, Accounts and Other Receivable		441,803	427,886
Inventories		169,021	170,012
Office Facilities		253,649	255,465
Other Assets		2,057,828	2,153,875
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
June 30, 2023	¥3,876 million

Total Assets		¥15,289,385	¥15,584,145

Notes:

1.  Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

2. The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2023	June 30, 2023
Cash and Cash Equivalents	¥3,544	¥3,608
Installment Loans (Net of Allowance for Credit Losses)	214,118	223,935
Investment in Operating Leases	65,314	66,846
Property under Facility Operations	159,991	157,335
Investment in Affiliates	50,406	50,250
Other	73,093	79,453

	¥566,466	¥581,427

		Millions of yen
Liabilities and Equity		March 31, 2023	June 30, 2023
Liabilities:
Short-Term Debt		¥508,796	¥575,355
Deposits		2,246,345	2,263,454
Trade Notes, Accounts and Other Payable		366,851	314,990
Policy Liabilities and Policy Account Balances		1,832,057	1,887,692
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
June 30, 2023	¥170,568 million
Current and Deferred Income Taxes		454,262	460,309
Long-Term Debt		5,209,723	5,275,857
Other Liabilities		1,056,084	1,082,841

Total Liabilities		11,674,118	11,860,498

Redeemable Noncontrolling Interests		945	1,606

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		233,169	233,535
Retained Earnings		3,054,448	3,067,206
Accumulated Other Comprehensive Income		156,135	252,917
Treasury Stock, at Cost		(121,256)	(131,463)

ORIX Corporation Shareholders’ Equity		3,543,607	3,643,306
Noncontrolling Interests		70,715	78,735

Total Equity		3,614,322	3,722,041

Total Liabilities and Equity		¥15,289,385	¥15,584,145

Notes:

1.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

2. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2023	June 30, 2023
Trade Notes, Accounts and Other Payable	¥1,436	¥1,468
Long-Term Debt	349,528	357,091
Other	26,971	27,652

	¥377,935	¥386,211

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Revenues:
Finance revenues	¥73,843	¥85,048
Gains (Losses) on investment securities and dividends	(5,640)	8,311
Operating leases	126,199	122,000
Life insurance premiums and related investment income	126,277	152,518
Sales of goods and real estate	131,298	91,660
Services income	205,836	217,437

Total revenues	657,813	676,974

Expenses:
Interest expense	21,898	43,081
Costs of operating leases	81,888	85,625
Life insurance costs	101,017	119,720
Costs of goods and real estate sold	112,430	64,827
Services expense	122,537	127,127
Other (income) and expense	1,730	3,534
Selling, general and administrative expenses	132,082	146,786
Provision for credit losses	248	2,920
Write-downs of long-lived assets	108	86
Write-downs of securities	33	16

Total expenses	573,971	593,722

Operating Income	83,842	83,252
Equity in Net Income (Loss) of Affiliates	(1,381)	5,185
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	3,103	955

Income before Income Taxes	85,564	89,392
Provision for Income Taxes	21,214	25,235

Net Income	64,350	64,157

Net Income Attributable to the Noncontrolling Interests	2,426	1,177

Net Income Attributable to the Redeemable Noncontrolling Interests	0	14

Net Income Attributable to ORIX Corporation Shareholders	¥61,924	¥62,966

	Yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥51.95	¥53.87
Diluted:	51.90	53.80

Note:

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Net Income	¥64,350	¥64,157

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(81,373)	(1,150)
Impact of changes in policy liability discount rate	76,851	4,519
Net change of debt valuation adjustments	(16)	(44)
Net change of defined benefit pension plans	(165)	147
Net change of foreign currency translation adjustments	114,119	99,318
Net change of unrealized gains (losses) on derivative instruments	10,931	(1,986)

Total other comprehensive income	120,347	100,804

Comprehensive Income	184,697	164,961

Comprehensive Income Attributable to the Noncontrolling Interests	9,566	4,936

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	38	112

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥175,093	¥159,913

Note:

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Three months ended June 30, 2022

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2022	¥221,111	¥260,479	¥2,914,558	¥21,495	¥(113,447)	¥3,304,196	¥109,982	¥3,414,178

Contribution to subsidiaries						0	472	472
Transaction with noncontrolling interests		(14)				(14)	(2,179)	(2,193)
Comprehensive income, net of tax:
Net income			61,924			61,924	2,426	64,350
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(81,373)		(81,373)	0	(81,373)
Impact of changes in policy liability discount rate				76,851		76,851	0	76,851
Net change of debt valuation adjustments				(16)		(16)	0	(16)
Net change of defined benefit pension plans				(167)		(167)	2	(165)
Net change of foreign currency translation adjustments				107,676		107,676	6,405	114,081
Net change of unrealized gains on derivative instruments				10,198		10,198	733	10,931

Total other comprehensive income						113,169	7,140	120,309

Total comprehensive income						175,093	9,566	184,659

Cash dividends			(55,704)			(55,704)	(8,082)	(63,786)
Acquisition of treasury stock					(10,343)	(10,343)	0	(10,343)
Other, net		188				188	0	188

Balance at June 30, 2022	¥221,111	¥260,653	¥2,920,778	¥134,664	¥(123,790)	¥3,413,416	¥109,759	¥3,523,175

Three months ended June 30, 2023

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

Contribution to subsidiaries						0	2,321	2,321
Transaction with noncontrolling interests		154		(165)		(11)	1,021	1,010
Comprehensive income, net of tax:
Net income			62,966			62,966	1,177	64,143
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(1,140)		(1,140)	0	(1,140)
Impact of changes in policy liability discount rate				4,519		4,519	0	4,519
Net change of debt valuation adjustments				(44)		(44)	0	(44)
Net change of defined benefit pension plans				146		146	1	147
Net change of foreign currency translation adjustments				95,249		95,249	3,961	99,210
Net change of unrealized gains (losses) on derivative instruments				(1,783)		(1,783)	(203)	(1,986)

Total other comprehensive income						96,947	3,759	100,706

Total comprehensive income						159,913	4,936	164,849

Cash dividends			(50,209)			(50,209)	(258)	(50,467)
Acquisition of treasury stock					(10,206)	(10,206)	0	(10,206)
Other, net		212	1		(1)	212	0	212

Balance at June 30, 2023	¥221,111	¥233,535	¥3,067,206	¥252,917	¥(131,463)	¥3,643,306	¥78,735	¥3,722,041

Note:	1. Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 12 “Redeemable Noncontrolling Interests.”

2.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Cash Flows from Operating Activities:
Net income	¥64,350	¥64,157
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,283	85,396
Principal payments received under net investment in leases	121,535	124,214
Provision for credit losses	248	2,920
Equity in net (income) loss of affiliates (excluding interest on loans)	1,791	(5,037)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(3,103)	(955)
Gains on sales of securities other than trading	(1,722)	(2,957)
Gains on sales of operating lease assets	(19,491)	(8,790)
Write-downs of long-lived assets	108	86
Write-downs of securities	33	16
(Increase) Decrease in trading securities	19,378	(8,855)
(Increase) Decrease in inventories	(5,674)	1,315
Decrease in trade notes, accounts and other receivable	11,163	24,083
Decrease in trade notes, accounts and other payable	(19,578)	(34,840)
Increase in policy liabilities and policy account balances	43,963	62,286
Other, net	(324,030)	(106,139)

Net cash provided by (used in) operating activities	(31,746)	196,900

Cash Flows from Investing Activities:
Purchases of lease equipment	(206,416)	(301,458)
Installment loans made to customers	(260,568)	(278,109)
Principal collected on installment loans	313,465	302,348
Proceeds from sales of operating lease assets	74,051	34,822
Investment in affiliates, net	(10,801)	(6,014)
Proceeds from sales of investment in affiliates	9,259	1,613
Purchases of available-for-sale debt securities	(199,446)	(149,092)
Proceeds from sales of available-for-sale debt securities	101,071	36,854
Proceeds from redemption of available-for-sale debt securities	12,544	6,149
Purchases of equity securities other than trading	(18,403)	(12,158)
Proceeds from sales of equity securities other than trading	16,354	3,166
Purchases of property under facility operations	(17,011)	(19,779)
Acquisitions of subsidiaries, net of cash acquired	(27,140)	(12,379)
Sales of subsidiaries, net of cash disposed	(1,137)	2,344
Other, net	(12,783)	(17,959)

Net cash used in investing activities	(226,961)	(409,652)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	78,592	(3,756)
Proceeds from debt with maturities longer than three months	348,994	257,249
Repayment of debt with maturities longer than three months	(209,877)	(324,229)
Net increase (decrease) in deposits due to customers	(11,189)	16,429
Cash dividends paid to ORIX Corporation shareholders	(55,704)	(50,209)
Acquisition of treasury stock	(10,343)	(10,206)
Contribution from noncontrolling interests	760	1,421
Purchases of shares of subsidiaries from noncontrolling interests	(21)	(300)
Net increase in call money	5,000	0
Other, net	(7,660)	113

Net cash provided by (used in) financing activities	138,552	(113,488)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	23,335	19,799

Net decrease in Cash, Cash Equivalents and Restricted Cash	(96,820)	(306,441)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,091,812	1,366,908

Cash, Cash Equivalents and Restricted Cash at End of Period	¥994,992	¥1,060,467

Note:

1.  The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of June 30, 2022 and June 30, 2023, respectively.

	Millions of yen
	June 30, 2022	June 30, 2023
Cash and Cash Equivalents	¥855,444	¥922,227
Restricted Cash	139,548	138,240

Cash, Cash Equivalents and Restricted Cash	¥994,992	¥1,060,467

2.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2023 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease. Initial direct costs of loans are mainly being deferred and amortized over the term of the related loans using the interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Allowance for credit losses

Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for estimating all credit losses expected to occur in future over the remaining life. And for the credit losses over the remaining life resulting from off-balance sheet credit exposures, the allowance is recognized.

Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off experience to the outstanding balance of financial receivables at the reporting date.

(c) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(d) Accounting for life insurance operations

Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the expected period of the policies on a constant-level basis.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, policy liabilities for future policy benefits are measured using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. The discount rate is calculated by applying the discount rate as of the valuation date, and assumptions are reviewed at least annually except for the expense assumptions. Changes in the liabilities for future policy benefits resulting from changes of cash flow assumptions are recognized in earnings. Changes in the liabilities for future policyholder benefits resulting from changes of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax.

Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(e) Accounting for goodwill and other intangible assets in business combinations

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(f) Accounting for pension plans

Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Partial sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(h) Consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.

(i) Transfer of financial assets

Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to SPEs that need to be consolidated, the transaction is not accounted for as a sale.

In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

Under Japanese GAAP, SPEs that meet certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to these types of SPEs in a securitization transaction, the transferee SPEs are not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

(j) Investment in securities

Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.

Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity are recognized in other comprehensive income (loss), net of applicable income taxes.

(k) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.

Under Japanese GAAP, there is no accounting standard for fair value option.

(l) Lessee’s lease

Under U.S. GAAP, right-of-use (hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.

Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance sheet.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.

In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.

Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, such an investment is recognized as an affiliate. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.

When an affiliate issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.

In addition, we considered the future outlook regarding the spread of the COVID-19, etc. As of June 30, 2023, there was no significant impact on our accounting estimates. However, projections of unexpected events such as future outbreaks of infectious diseases, as well as sudden global economic changes due to such events are uncertain and may change rapidly. Therefore, our accounting assumptions and estimates may change over time.

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.

(d) Revenue recognition

The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance Revenues—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.

(1) Revenues from finance leases

Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees are recognized in revenues from finance leases and those underlying costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.

(3) Revenues from financial guarantees

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4) Non-accrual policy

In common with all classes, for net investment in leases and installment loans, past-due financing receivables are receivables for which principals or interests is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and net investment in leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification. However, if lessees applied for COVID-19 related rent concessions and changes of lease payments do not result in a substantial increase to the rights of the lessor or the obligations of the lessee, the concessions are eligible to be applied for the practical expedient. The Company and its subsidiaries applied the practical expedient when accounting for eligible rent concessions mentioned above. Taking lessees’ future business performance into consideration, the Company and its subsidiaries applied the practical expedient by the following 3 approaches: recognize revenue under the original lease contract, recognize revenue under the conditions changed by rent concessions or only recognize revenue when receiving the lease payments.

In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥865,942 million and ¥898,765 million as of March 31, 2023 and June 30, 2023, respectively. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policy benefits. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of insurance liabilities required for policies other than individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment, limited payment) and product category using the net level premium method based on expected future policy benefit payments. The Company and its subsidiaries record a liability for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment, the excess of gross premiums received over net premium is recorded as a deferred profit liability.

The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse rates, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. The Company and its subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Expense assumptions are not updated after expense assumptions are determined based on the most recent actual results at the time of contract issuance. When assumptions are updated, the net premium rates for calculating the liabilities for future policy benefits are also updated. The Company and its subsidiaries review and update its future cash flow assumptions at least annually except for expense assumptions, and update the net premium rates for calculating the liabilities for future policy benefits by cohort, reflecting historical actual cash flows. The Company and its subsidiaries measure the liabilities for future policy benefits as of the beginning of the quarterly reporting period in which the assumptions are updated and record the change as gains or losses from the remeasurement in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, the Company and its subsidiaries calculate the liabilities for future policy benefits using updated net premium rates. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.

The Company and its subsidiaries use a yield curve based on the yields on single-A rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits. The yields on single-A rated fixed-income instruments are referenced in the index provided by third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policyholder benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the referenced index, the discount rate yield curve beyond observable period of the referenced index is interpolated following Smith-Wilson method to ultimate forward rate.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guaranteed risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions and underwriting expenses, except for policy maintenance costs. Insurance contracts for the amortization of deferred policy acquisition costs are grouped by contract year, currency, payment method (full term payment, limited payment) and product category, using the same contract groupings for the calculation of the liability for future policy benefits.

Deferred policy acquisition costs are amortized over the expected period of the policies at constant-level basis for each cohort, with the amortization recorded in life insurance costs in the consolidated statements of income.

For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected by mortality and lapse rates based on historical experience, industry data and other factors, which are consistent with assumptions for the liability for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs derived by updating the projected number of policies in force are recognized in current period and over the expected period of the policies.

(f) Allowance for credit losses

The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity debt securities and other receivables, and is recognized adequately based on the management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.

Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.

The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off experience and future forecast scenario with correlated economic indicators.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.

In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.

(g) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

For available-for-sale debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

Held-to-maturity debt securities are recorded at amortized cost. Held-to-maturity debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”) (hereinafter, “Credit Losses Standard”), see Note 2 “Significant Accounting and Reporting Policies (f) Allowance for credit losses.”

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the three months ended June 30, 2022 and 2023 were approximately 24.8% and 28.2%, respectively. The Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries. The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.

SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.

For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.

(n) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(o) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2023 and June 30, 2023 were ¥201,355 million and ¥239,016 million, respectively. There were ¥197,041 million and ¥222,510 million of loans held for sale as of March 31, 2023 and June 30, 2023, respectively, measured at fair value by electing the fair value option.

(p) Property under facility operations

Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar facilities, wind power plants and coal-biomass co-fired power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥180,130 million and ¥188,262 million as of March 31, 2023 and June 30, 2023, respectively.

(q) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2023 and June 30, 2023, residential condominiums under development were ¥74,621 million and ¥78,853 million, respectively, and completed residential condominiums and merchandise for sale were ¥94,400 million and ¥91,159 million, respectively.

The Company and its subsidiaries recorded ¥487 million and ¥268 million of write-downs principally on completed residential condominiums and merchandise for sale for the three months ended June 30, 2022 and 2023, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment and PE Investment and Concession segment.

(r) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥74,507 million and ¥77,674 million as of March 31, 2023 and June 30, 2023, respectively.

(s) Right-of-use assets

The Company and its subsidiaries record the Right-of-use assets (hereinafter, “ROU assets”) recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.

ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.

(t) Other assets

Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(u) Business combinations

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

(v) Goodwill and other intangible assets

The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or its subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or its subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or its subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or its subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit which is either the same level as the operating segment or one level below the operating segment.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative impairment test. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or its subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or its subsidiaries do not perform the quantitative impairment test. However, if the Company and/or its subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or its subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥627,683 million and ¥654,375 million as of March 31, 2023 and June 30, 2023, respectively.

The amount of other intangible assets was ¥518,142 million and ¥540,523 million as of March 31, 2023 and June 30, 2023, respectively.

(w) Other Liabilities

Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities and allowance for credit losses on off-balance sheet credit exposures.

(x) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(y) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

(z) New accounting pronouncements

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective basis. The adoption of these updates changed the measurement of the liability for future policy benefits, etc. In addition, the effect of this adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) in the consolidated balance sheet as of the transition date. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). Deferred policy acquisition costs (other assets) had taken over the balance just before the transition date. In addition, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,535 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income for the year ended March 31, 2022. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income for the year ended March 31, 2023. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to update net insurance premium rates (resulting from a variance between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs. The Company and its subsidiaries expanded their disclosures that were required by these updates, regarding long-duration contracts. For further information about the liabilities for future policy benefits as of the date of transition and the fiscal year ending March 31, 2022, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

In March 2020, Accounting Standards Update 2020-04 (“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2024. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.

In March 2022, Accounting Standards Update 2022-02 (“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20 (“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. The Company and its subsidiaries prospectively adopted this update on April 1, 2023. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position. For further information, see Note 7 “Credit Quality of Financial Assets and the Allowance for Credit Losses.”

In June 2022, Accounting Standards Update 2022-03 (“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

In September 2022, Accounting Standards Update 2022-04 (“Disclosure of Supplier Finance Program Obligations”—ASC 405-50 (“Liabilities—Supplier Finance Programs”)) was issued. This update requires that a buyer in a supplier finance program disclose sufficient information about the program in mainly annual disclosure, to allow a user of financial statements to understand the program’s nature, activities during the period, changes from period to period, and potential magnitude. The disclosure shall include (1) the key terms of the program and (2) the obligations that the buyer has confirmed as valid to the finance provider or intermediary. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2023. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2023, Accounting Standards Update 2023-01 (“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.

In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

3.	Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, certain investment in affiliates, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and June 30, 2023:

March 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥197,041	¥0	¥23,192	¥173,849
Trading debt securities	2,179	0	2,179	0
Available-for-sale debt securities:	2,234,608	4,334	1,986,672	243,602
Japanese and foreign government bond securities*2	801,295	3,004	798,291	0
Japanese prefectural and foreign municipal bond securities	369,246	0	365,915	3,331
Corporate debt securities*3	784,388	1,330	778,321	4,737
CMBS and RMBS in the Americas	43,173	0	43,173	0
Other asset-backed securities and debt securities	236,506	0	972	235,534
Equity securities*4*5	379,236	105,646	133,027	140,563
Certain investment in affiliates*6	2,511	0	0	2,511
Derivative assets:	72,398	203	65,377	6,818
Interest rate swap agreements	22,798	0	22,798	0
Options held/written and other	30,487	0	23,669	6,818
Futures, foreign exchange contracts	17,785	203	17,582	0
Foreign currency swap agreements	1,325	0	1,325	0
Credit derivatives held	3	0	3	0
Netting*7	(22,052)	0	0	0
Net derivative assets	50,346	0	0	0
Other assets:	4,676	0	0	4,676
Reinsurance recoverables*8	4,676	0	0	4,676

Total	¥2,892,649	¥110,183	¥2,210,447	¥572,019

Liabilities:
Derivative liabilities:	¥71,366	¥1,484	¥55,240	¥14,642
Interest rate swap agreements	3,319	0	3,319	0
Options held/written and other	28,423	0	13,781	14,642
Futures, foreign exchange contracts	37,195	1,484	35,711	0
Foreign currency swap agreements	2,426	0	2,426	0
Credit derivatives written	3	0	3	0
Netting*7	(22,052)	0	0	0
Net derivative Liabilities	49,314	0	0	0
Policy Liabilities and Policy Account Balances:	163,734	0	0	163,734
Variable annuity and variable life insurance contracts*9	163,734	0	0	163,734

Total	¥235,100	¥1,484	¥55,240	¥178,376

June 30, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥222,510	¥0	¥49,229	¥173,281
Trading debt securities	2,255	0	2,255	0
Available-for-sale debt securities:	2,406,463	4,851	2,133,215	268,397
Japanese and foreign government bond securities*2	868,901	3,489	865,412	0
Japanese prefectural and foreign municipal bond securities	396,601	0	391,730	4,871
Corporate debt securities*3	831,096	1,362	824,582	5,152
CMBS and RMBS in the Americas	50,444	0	50,444	0
Other asset-backed securities and debt securities	259,421	0	1,047	258,374
Equity securities*4*5	413,203	118,214	140,743	154,246
Certain investment in affiliates*6	2,727	0	0	2,727
Derivative assets:	80,301	332	72,635	7,334
Interest rate swap agreements	24,247	0	24,247	0
Options held/written and other	28,696	0	21,362	7,334
Futures, foreign exchange contracts	27,062	332	26,730	0
Foreign currency swap agreements	288	0	288	0
Credit derivatives held	8	0	8	0
Netting*7	(33,990)	0	0	0
Net derivative assets	46,311	0	0	0
Other assets:	3,876	0	0	3,876
Reinsurance recoverables*8	3,876	0	0	3,876

Total	¥3,131,335	¥123,397	¥2,398,077	¥609,861

Liabilities:
Derivative liabilities:	¥104,195	¥699	¥91,446	¥12,050
Interest rate swap agreements	3,804	0	3,804	0
Options held/written and other	24,290	0	12,240	12,050
Futures, foreign exchange contracts	68,190	699	67,491	0
Foreign currency swap agreements	7,907	0	7,907	0
Credit derivatives written	4	0	4	0
Netting*7	(33,990)	0	0	0
Net derivative Liabilities	70,205	0	0	0
Policy Liabilities and Policy Account Balances:	170,568	0	0	170,568
Variable annuity and variable life insurance contracts*9	170,568	0	0	170,568

Total	¥274,763	¥699	¥91,446	¥182,618

*1

A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were losses of ¥3,699 million and ¥1,231 million from the change in the fair value of the loans for the three months ended June 30, 2022 and 2023, respectively. No gains or losses were recognized in earnings during the three months ended June 30, 2022 and 2023 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2023, were ¥199,674 million and ¥197,041 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥2,633 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of June 30, 2023, were ¥226,538 million and ¥222,510 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥4,028 million. As of March 31, 2023 and June 30, 2023, there were no loans that are 90 days or more past due or, in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥8 million and a gain of ¥0 million from the change in the fair value of those investments for the three months ended June 30, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥237 million and ¥316 million as of March 31, 2023 and June 30, 2023, respectively.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥652 million and a gain of ¥5 million from the change in the fair value of those investments for the three months ended June 30, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥6,605 million and ¥7,047 million as of March 31, 2023 and June 30, 2023, respectively.

*4

Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥540 million and ¥452 million from the change in the fair value of those investments for the three months ended June 30, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥16,032 million and ¥18,001 million as of March 31, 2023 and June 30, 2023, respectively.

*5

The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥51,263 million and ¥61,675 million as of March 31, 2023 and June 30, 2023, respectively.

*6

A certain subsidiary elected the fair value option for certain investment in affiliates. No gains or losses were recognized in earnings from the change in the fair value of those investments for the three months ended June 30, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥2,511 million and ¥2,727 million as of March 31, 2023 and June 30, 2023, respectively.

*7	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*8

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥4,676 million and ¥3,876 million as of March 31, 2023 and June 30, 2023, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the three months ended June 30, 2022 and 2023, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

*9

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥163,734 million and ¥170,568 million as of March 31, 2023 and June 30, 2023, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the three months ended June 30, 2022 and 2023, see Note 17 “Income and Expenses Relating to Life Insurance Operations.”

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended June 30, 2022 and 2023:

Three months ended June 30, 2022

	Millions of yen
	Balance at April 1, 2022	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at June 30, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2022 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at June 30, 2022 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥141,060	¥5,618	¥3,310	¥8,928	¥34,171	¥(5,678)	¥(1,562)	¥0	¥176,919	¥5,604	¥3,532
Japanese prefectural and foreign municipal bond securities	3,053	0	356	356	0	0	0	0	3,409	0	356
Corporate debt securities	697	0	(1)	(1)	0	0	(71)	0	625	0	(0)
Other asset-backed securities and debt securities	137,310	5,618	2,955	8,573	34,171	(5,678)	(1,491)	0	172,885	5,604	3,176
Equity securities	112,972	1,335	12,811	14,146	1,879	(3,104)	(1,158)	0	124,735	819	12,808
Investment funds, and others	112,972	1,335	12,811	14,146	1,879	(3,104)	(1,158)	0	124,735	819	12,808
Derivative assets and liabilities (net)	(3,772)	(12,805)	(1,204)	(14,009)	0	0	0	0	(17,781)	(12,805)	(1,204)
Options held/written and other	(3,772)	(12,805)	(1,204)	(14,009)	0	0	0	0	(17,781)	(12,805)	(1,204)
Other asset	5,214	337	0	337	311	0	(130)	0	5,732	337	0
Reinsurance recoverables *5	5,214	337	0	337	311	0	(130)	0	5,732	337	0
Policy Liabilities and Policy Account Balances	198,905	9,475	(23)	9,452	0	0	(8,662)	0	180,791	9,475	(23)
Variable annuity and variable life insurance contracts *6	198,905	9,475	(23)	9,452	0	0	(8,662)	0	180,791	9,475	(23)

Three months ended June 30, 2023

	Millions of yen
	Balance at April 1, 2023	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at June 30, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at June 30, 2023 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at June 30, 2023 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Loans held for sale	¥173,849	¥171	¥14,185	¥14,356	¥1,897	¥(7,598)	¥(9,223)	¥0	¥173,281	¥(22)	¥14,185
Available-for-sale debt securities	243,602	8,361	7,815	16,176	9,146	(751)	(1,049)	1,273	268,397	8,262	8,201
Japanese prefectural and foreign municipal bond securities	3,331	(80)	347	267	0	0	0	1,273	4,871	(80)	347
Corporate debt securities	4,737	470	(0)	470	14	0	(69)	0	5,152	383	0
Other asset-backed securities and debt securities	235,534	7,971	7,468	15,439	9,132	(751)	(980)	0	258,374	7,959	7,854
Equity securities	140,563	1,515	12,080	13,595	237	0	(149)	0	154,246	1,301	12,101
Investment funds, and others	140,563	1,515	12,080	13,595	237	0	(149)	0	154,246	1,301	12,101
Certain investment in affiliates	2,511	0	216	216	0	0	0	0	2,727	0	216
Derivative assets and liabilities (net)	(7,824)	3,597	(489)	3,108	0	0	0	0	(4,716)	3,597	(489)
Options held/written and other	(7,824)	3,597	(489)	3,108	0	0	0	0	(4,716)	3,597	(489)
Other asset	4,676	(999)	0	(999)	250	0	(51)	0	3,876	(999)	0
Reinsurance recoverables *5	4,676	(999)	0	(999)	250	0	(51)	0	3,876	(999)	0
Policy Liabilities and Policy Account Balances	163,734	(13,149)	(60)	(13,209)	0	0	(6,375)	0	170,568	(13,149)	(60)
Variable annuity and variable life insurance contracts *6	163,734	(13,149)	(60)	(13,209)	0	0	(6,375)	0	170,568	(13,149)	(60)

*1

Principally, gains and losses from loans held for sale are included in “Revenues from interest on loans” , available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealised gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities, certain investment in affiliates, and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For a reconciliation of the total amount of policyholder account balances and the balances of market risk benefits related to variable annuity and variable life insurance contracts during year ended March 31, 2023 and for the three months ended June 30, 2023, see Note 18 “Long-Durations Insurance Contracts Relating to Life Insurance Operations.”

In the three months ended June 30, 2022, there were no transfers in or out of Level 3. In the three months ended June 30, 2023, foreign municipal bond securities totaling ¥1,273 million were transferred from level 2 to level 3, since the inputs became unobservable.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2023 and the three months ended June 30, 2023. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

Year ended March 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,139	¥0	¥1,139	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,970	0	0	5,970
Investment in operating leases, property under facility operations, office facilities and other assets	4,568	0	31	4,537
Certain equity securities	11,794	0	11,794	0
Certain investment in affiliates	4,013	3,587	0	426

	¥27,484	¥3,587	¥12,964	¥10,933

Three months ended June 30, 2023
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥8,626	¥0	¥793	¥7,833
Real estate collateral-dependent loans (net of allowance for credit losses)	3,031	0	0	3,031
Investment in operating leases	14	0	0	14
Certain equity securities	6,042	0	6,042	0

	¥17,713	¥0	¥6,835	¥10,878

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.

Real estate collateral-dependent loans

The allowance for credit losses for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.

Trading debt securities and available-for-sale debt securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities and investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain investment in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes. A certain subsidiary elected the fair value option for certain investment in affiliates. These investment in affiliates are classified as Level 3, because fair value measurement is based on discounted cash flow methodologies.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Reporting units including goodwill

Certain reporting units including goodwill are classified as level 3, because fair value measurement is based on discounted cash flow methodologies and business enterprise value multiples methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows to be generated, weighted average cost of capital (WACC) and others. Business enterprise value multiples methodologies use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on comparable peer companies, comparable precedent transactions and others.

Intangible assets acquired in business combinations

Certain intangible assets acquired in business combinations are classified as level 3, because fair value measurement is based on discounted cash flow methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows, weighted average cost of capital (WACC) and others.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and June 30, 2023.

	March 31, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥173,849	Discounted cash flows	Discount rate	8.0% – 10.0% (9.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	3,331	Appraisals/Broker quotes	—	—
Corporate debt securities	280	Discounted cash flows	Discount rate	0.4% (0.4%)
	4,457	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	29,165	Discounted cash flows	Discount rate	0.2% – 51.2% (8.9%)
			Probability of default	1.9% (1.9%)
	206,369	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	120,744	Discounted cash flows	WACC	11.9% – 26.4% (17.2%)
			EV/Terminal EBITDA multiple	7.5x-12.0x (9.5x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.5x-8.7x (7.9x)
			EV/Forward EBITDA multiple	4.9x-8.9x (7.6x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x-14.5x (10.0x)
	19,819	Appraisals/Broker quotes	—	—
Certain investment in affiliates	2,511	Discounted cash flows	Discount rate	8.0% – 12.0% (10.0%)
Derivative assets:
Options held/written and other	6,818	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
Other assets:
Reinsurance recoverables	4,676	Discounted cash flows	Discount rate	(0.4)% – 1.5% (0.4%)
			Mortality rate	0.0% – 100.0% (2.6%)
			Lapse rate	1.5% – 14.0% (5.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥572,019

Liabilities:
Derivative liabilities:
Options held/written and other	¥14,603	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
	39	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	163,734	Discounted cash flows	Discount rate	(0.4)% – 1.5% (0.4%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 30.0% (5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (68.8%)

Total	¥178,376

	June 30, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥173,281	Discounted cash flows	Discount rate	9.0% – 11.0% (10.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	1,255	Discounted cash flows	Discount rate	5.8% (5.8%)
	3,616	Appraisals/Broker quotes	—	—
Corporate debt securities	210	Discounted cash flows	Discount rate	0.7% (0.7%)
	4,942	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	31,621	Discounted cash flows	Discount rate	0.2% – 51.2% (8.7%)
			Probability of default	1.9% (1.9%)
	226,753	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	132,072	Discounted cash flows	WACC	12.8% – 26.4% (17.2%)
			EV/Terminal EBITDA multiple	7.5x – 12.0x (9.5x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.2x – 8.5x (7.9x)
			EV/Forward EBITDA multiple	5.0x – 9.0x (7.4x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x – 13.0x (9.9x)
	22,174	Appraisals/Broker quotes	—	—
Certain investment in affiliates	2,727	Discounted cash flows	Discount rate	8.0% – 10.0% (8.4%)
Derivative assets:
Options held/written and other	7,334	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
Other assets:
Reinsurance recoverables	3,876	Discounted cash flows	Discount rate	(0.4)% – 1.3% (0.3%)
			Mortality rate	0.0% – 100.0% (2.6%)
			Lapse rate	1.5% – 14.0% (5.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥609,861

Liabilities:
Derivative liabilities:
Options held/written and other	¥12,012	Discounted cash flows	Discount rate	12.0% – 32.0% (14.4%)
	38	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	170,568	Discounted cash flows	Discount rate	(0.4)% – 1.3% (0.3%)
			Mortality rate	0.0% – 100.0% (2.1%)
			Lapse rate	1.5% – 30.0% (6.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (67.4%)

Total	¥182,618

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2023 and the three months ended June 30, 2023.

	Year ended March 31, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,351	Direct capitalization	Capitalization rate	4.7% – 6.6% (5.5%)
	4,619	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	3,257	Discounted cash flows	Discount rate	0.5% – 5.8% (4.9%)
	1,280	Appraisals	—	—
Certain investment in affiliates	23	Discounted cash flows	Discount rate	3.7% (3.7%)
	403	Appraisals	—	—

	¥10,933

	Three months ended June 30, 2023
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥7,833	Discounted cash flows	Discount rate	9.0% – 10.0% (10.0%)
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,269	Direct capitalization	Capitalization rate	4.9% – 6.6% (5.5%)
	1,762	Appraisals	—	—
Investment in operating leases	14	Appraisals	—	—

	¥10,878

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

Unobservable inputs are weighted by the relative fair value of the asset or liability.

For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

4. Acquisitions and Divestitures

(1) DHC Corporation acquisition

On November 11, 2022, in an effort to expand ORIX Group’s network in the healthcare business, the Company executed a share purchase agreement with Mr. Yoshiaki Yoshida, a major shareholder of DHC Corporation (hereinafter, “DHC”), and reached a basic agreement to acquire the shares of DHC. On January 31, 2023, as the date of the business combination, the Company acquired the total number of issued shares of DHC and DHC became a wholly owned subsidiary of the Company.

The total cost of the acquisition consideration is ¥300,000 million, which is paid in cash.

Transaction costs of ¥3,435 million were included in selling, general and administrative expenses in the Company’s consolidated statements of income for the year ended March 31, 2022 and 2023.

The Company allocated the acquisition consideration to DHC’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed from DHC. The acquisition occurred during the three months ended March 31, 2023, and purchase price allocation has not yet been finalized as of August 10, 2023. In particular, the final fair value measurements for certain acquired intangible assets have not yet been completed, which could result in a change in the amount of the intangible assets. This change is not expected to have a significant effect on the Company’s consolidated statement of income.

Millions of yen
Fair value amounts of assets, liabilities
Cash and Cash Equivalents	¥101,254
Property under Facility Operations	18,517
Trade Notes, Accounts and Other Receivable	11,117
Inventories	19,369
Office Facilities	17,797
Other Assets and other	199,174

Total Assets	367,228

Short-Term Debt	5,000
Trade Notes, Accounts and Other Payable	13,748
Current and Deferred Income Taxes	29,835
Other Liabilities	18,292

Total Liabilities	66,875

Noncontrolling interests	353

Net	¥300,000

Goodwill and other intangible assets that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of June 30, 2023. The amounts of preliminary fair value of goodwill and identifiable intangible assets at the time of acquisition were ¥99,813 million and ¥95,513 million, respectively. Goodwill is measured as an excess of consideration transferred over the net assets acquired recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired and liabilities assumed. The goodwill represents the future growth of ORIX Group from new revenue streams arising from the consolidation of DHC and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for income tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in PE Investment and Concession segment.

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets that have indefinite useful lives:
Trade names	¥68,800	—

Subtotal	68,800

Intangibles subject to amortization:
License	15,500	15
Customer relationships	11,213	16

Subtotal	26,713

Total	¥95,513

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2021, the beginning of the fiscal year ended March 31, 2022:

Millions of yen
Three months ended June 30, 2022
Total revenues	¥681,193
Net Income	67,476

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

(2) Other Acquisitions

There were no other individually material acquisitions during the year ended March 31, 2023 or the three months ended June 30, 2023.

(3) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2022 and 2023 amounted to ¥3,103 million and ¥955 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2022 mainly consisted of ¥749 million in ORIX USA segment and ¥2,354 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended June 30, 2023 mainly consisted of ¥139 million in Environment and Energy segment and ¥818 million in ORIX USA segment.

5. Revenues from Contracts with Customers

The following table provides information about revenues from contracts with customers, and other sources of revenue for the three months ended June 30, 2022 and 2023 are as follows;

	Millions of yen	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Revenues from contracts with customers	¥334,364	¥302,737
Other revenues *	323,449	374,237

Total revenues	¥657,813	¥676,974

*

Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.

For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 25 “Segment Information.”

Revenue recognition criteria on each goods or services category are mainly as follows:

Sales of goods

The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.

Automobile related services

Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial assets to counterparties that are not considered to be our customers.

Environment and energy services

The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer information systems hardware, software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

The following table provides information about balances from contracts with customers as of March 31, 2023 and June 30, 2023.

	Millions of yen
	March 31, 2023	June 30, 2023
Trade Notes, Accounts and Other Receivable	¥223,635	¥213,548
Contract assets (Included in Other Assets)	13,403	17,926
Contract liabilities (Included in Other Liabilities)	34,338	29,807

For the three months ended June 30, 2022 and 2023, there were no significant changes in contract assets and contract liabilities.

For the three months ended June 30, 2022 and 2023, revenues amounting to ¥17,692 million and ¥18,806 million were included in contract liabilities as of the beginning of each fiscal year, respectively.

As of June 30, 2023, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥186,789 million. Remaining term for the obligations ranges up to 17 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

6.	Leases

Lessor

Lease income for the three months ended June 30, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Lease income—net investment in leases
Interest income	¥19,680	¥21,387
Other	533	917
Lease income—operating leases *	126,199	122,000

Total lease income	¥146,412	¥144,304

*

Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥9,721 million and ¥1,229 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥9,770 million and ¥7,561 million for the three months ended June 30, 2022 and 2023, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the three months ended June 30, 2022 and 2023.

7.	Credit Quality of Financial Assets and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.

Allowance for credit losses

Credit quality of financial assets

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual

Information about modifications of financing receivables made to debtors experiencing financial difficulty

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for the three months ended June 30, 2022, as of March 31, 2023, and for the three months ended June 30, 2023:

	Three months ended June 30, 2022
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,716	¥80	¥0	¥(79)	¥8	¥0	¥5,725	¥5,243	¥482
Overseas	455	(3)	0	0	0	19	471	471	0
Card loans
Japan	10,019	19	0	(107)	2	0	9,933	9,327	606
Other
Japan	5,204	1,114	0	(405)	2	0	5,915	3,633	2,282
Overseas	1,105	44	0	(66)	0	81	1,164	1,019	145
Installment loans to corporate borrowers:
Non-recourse loans
Japan	81	(16)	0	0	0	0	65	65	0
The Americas	2,691	(726)	0	0	0	270	2,235	1,280	955
Real estate companies
Japan	617	(25)	0	0	8	0	600	479	121
Overseas	735	(152)	0	0	0	47	630	630	0
Commercial, industrial companies
Japan	1,337	36	0	(170)	3	0	1,206	516	690
Overseas	18,296	36	0	(1,635)	29	1,994	18,720	14,757	3,963
Purchased loans *1	1,575	(28)	28	(48)	0	19	1,546	596	950
Net investment in leases:	16,303	459	0	(780)	7	676	16,665	12,474	4,191

Subtotal	64,134	838	28	(3,290)	59	3,106	64,875	50,490	14,385

Other financial assets measured at amortized cost *2	7,282	(4)	0	(4,536)	27	207	2,976	523	2,453

Total	¥71,416	¥834	¥28	¥(7,826)	¥86	¥3,313	¥67,851	¥51,013	¥16,838

	March 31, 2023
	Millions of yen
	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥3,644	¥448
Overseas	446	446	0
Card loans
Japan	9,022	8,329	693
Other
Japan	7,759	5,337	2,422
Overseas	1,889	1,467	422
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	253	0
The Americas	1,494	560	934
Real estate companies
Japan	777	663	114
Overseas	1,007	1,007	0
Commercial, industrial companies
Japan	1,152	477	675
Overseas	19,132	16,455	2,677
Purchased loans *1	1,148	541	607
Net investment in leases:	15,719	12,032	3,687

Subtotal	63,890	51,211	12,679

Other financial assets measured at amortized cost *2	1,482	548	934

Total	¥65,372	¥51,759	¥13,613

	Three months ended June 30, 2023
	Millions of yen
	Beginning balance	Provision (Reversal) *3	Allowance of purchased loans during the reporting period	Charge-offs *4	Recoveries	Other *5	Ending balance *3	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥(80)	¥0	¥(56)	¥46	¥1	¥4,003	¥3,623	¥380
Overseas	446	53	0	0	0	33	532	532	0
Card loans
Japan	9,022	320	0	(244)	4	0	9,102	8,409	693
Other
Japan	7,759	1,601	0	(876)	2	1	8,487	6,118	2,369
Overseas	1,889	486	0	(494)	81	191	2,153	1,733	420
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	9	0	0	0	0	262	262	0
The Americas	1,494	99	0	0	0	134	1,727	714	1,013
Real estate companies
Japan	777	8	0	(4)	8	(1)	788	681	107
Overseas	1,007	(31)	0	0	0	68	1,044	1,044	0
Commercial, industrial companies
Japan	1,152	(157)	0	(22)	2	1	976	484	492
Overseas	19,132	(977)	0	(794)	0	1,568	18,929	16,365	2,564
Purchased loans *1	1,148	33	319	(324)	1	12	1,189	537	652
Net investment in leases:	15,719	775	0	(625)	17	502	16,388	12,547	3,841

Subtotal	63,890	2,139	319	(3,439)	161	2,510	65,580	53,049	12,531

Other financial assets measured at amortized cost *2	1,482	141	0	(42)	0	74	1,655	712	943

Total	¥65,372	¥2,280	¥319	¥(3,481)	¥161	¥2,584	¥67,235	¥53,761	¥13,474

Notes:	1	Loans held for sale and policy loan receivables of an insurance entity are not scope to allowance for credit losses.
2

Held-to-maturity debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity debt securities. And there is no delinquency or on non-accrual status on held-to-maturity debt securities.

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2

The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as loans to affiliates and accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables”, and loans to affiliates included in “Investment in affiliates” on the consolidated balance sheets.

*3

“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥248 million and ¥2,920 million during the three months ended June 30, 2022 and 2023, respectively. “Allowance for credit losses” on the consolidated balance sheets amounted to ¥64,723 million and ¥66,457 million as of March 31, 2023 and June 30, 2023, respectively. The reconciliation between the above table and the amounts reported on the consolidated financial statements during the three months ended June 30, 2022 and 2023, and as of March 31, 2023 and June 30, 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022	March 31, 2023	Three months ended June 30, 2023	June 30, 2023
	Provision for credit losses	Allowance for credit losses	Provision for credit losses	Allowance for credit losses
Net investment in leases	¥459	¥15,719	¥775	¥16,388
Installment loans	379	48,171	1,364	49,192

Subtotal in the above table	838	63,890	2,139	65,580

Other financial assets measured at amortized cost	(4)	1,482	141	1,655

Total in the above table	834	65,372	2,280	67,235

Off-balance sheet credit exposures *3(a)	(643)	—	420	—
Available-for-sale debt securities *3(b)	(5)	—	292	—
Less: Loans to affiliates *3(c)	62	(649)	(72)	(778)

Amount reported on the consolidated financial statements	¥248	¥64,723	¥2,920	¥66,457

*3(a)

The allowance for off-balance sheet credit exposure were ¥17,843 million and ¥18,535 million as of March 31, 2023 and June 30, 2023, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)

The allowance for available-for-sale debt securities were ¥144 million and ¥454 million as of March 31, 2023 and June 30, 2023, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 8 “Investment in Securities.”

*3(c)

The provision for credit losses on loans to affiliates were a reversal of ¥62 million and a provision of ¥72 million during the three months ended June 30, 2022 and 2023, respectively, and the amounts are recorded in “Equity in net income (loss) of affiliates” in the consolidated statements of income. The allowance for credit losses on loans to affiliates were ¥649 million and ¥778 million as of March 31, 2023 and June 30, 2023, respectively, and the amounts are recorded as a reduction in “Investments in affiliates” on the consolidated balance sheets.

*4	Included in Charge-off in write-offs of purchased loans were ¥28 million and ¥319 million during the three months ended June 30, 2022 and 2023, respectively.
*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

The following table provides information about purchased loans which were acquired for the three months ended June 30, 2022 and 2023:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Purchase price	¥403	¥250
Allowance for credit losses at acquisition date	28	319
Discount or premium attributable to other factors	18	25

Par value	¥449	¥594

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.

The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.

Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets as indicators that are common across all classes. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified to debtors experiencing financial difficulty, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.

When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.

Loans to consumer borrowers

Loans to consumer borrowers mainly consist of real estate loans and card loans.

The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.

The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.

The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.

Loans to corporate borrowers

Loans to corporate borrowers are classified into non-recourse loans and loans other than non-recourse loans.

The credit quality of non-recourse loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.

Loans other than non-recourse loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.

The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.

The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.

The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.

Net investment in leases

Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.

In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.

On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.

There have been no significant changes during the three months ended June 30, 2023 to methodologies and economic indicators used to estimate the allowance for Credit Losses.

When non-performing financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.

In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financing receivables if the financing receivables are collateral-dependent.

The collateral-dependent financing receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financing receivables are mainly non-recourse loans and purchased loans for which cash flows from underlying real estate is the source of repayment.

For non-recourse loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.

For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the origination years of financial assets as of March 31, 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

March 31, 2023
Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2023	2022	2021	2020	2019	Prior	Total
Consumer borrowers:
Performing	¥300,198	¥200,041	¥281,872	¥360,726	¥293,297	¥656,584	¥2,092,718
Non-Performing	10,896	5,259	3,140	2,257	1,078	12,324	¥34,954

Real estate loans
Performing	266,663	190,076	279,690	359,321	292,388	655,811	¥2,043,949
Non-Performing	17	81	378	474	239	11,821	¥13,010
Other*
Performing	33,535	9,965	2,182	1,405	909	773	¥48,769
Non-Performing	10,879	5,178	2,762	1,783	839	503	¥21,944
Corporate borrowers:
Performing	427,902	346,629	127,984	171,314	103,628	139,503	¥1,316,960
Non-Performing	257	793	5,485	4,959	4,624	24,008	¥40,126

Non-recourse loans
Japan
Performing	65,874	17,831	6,699	22,384	4,158	7,553	¥124,499
The Americas
Performing	2,901	706	5,217	15,153	10,595	834	¥35,406
Non-Performing	0	0	0	0	0	3,248	¥3,248
Other than non-recourse loans
Real estate companies in Japan
Performing	124,452	43,210	30,996	27,022	22,251	46,222	¥294,153
Non-Performing	0	230	0	913	9	923	¥2,075
Real estate companies in overseas
Performing	34,508	12,639	9,091	6,998	1,627	1,165	¥66,028
Non-Performing	0	0	741	0	813	12,063	¥13,617
Commercial, industrial and other companies in Japan
Performing	76,764	27,327	16,743	17,003	8,383	12,878	¥159,098
Non-Performing	125	80	431	264	133	399	¥1,432
Commercial, industrial and other companies in overseas
Performing	123,403	244,916	59,238	82,754	56,614	70,851	¥637,776
Non-Performing	132	483	4,313	3,782	3,669	7,375	¥19,754
Purchased loans:
Performing	26	396	0	21	406	10,385	¥11,234
Non-Performing	0	0	0	0	0	1,021	¥1,021

Net investment in leases:
Performing	440,421	257,871	139,306	103,726	53,604	75,794	¥1,070,722
Non-Performing	2,757	3,228	1,806	2,042	1,720	5,288	¥16,841

Japan
Performing	193,297	136,285	99,739	80,542	44,853	72,295	¥627,011
Non-Performing	212	660	658	798	811	1,970	¥5,109
Overseas
Performing	247,124	121,586	39,567	23,184	8,751	3,499	¥443,711
Non-Performing	2,545	2,568	1,148	1,244	909	3,318	¥11,732
Other financial assets measured at amortized cost
Performing	3,197	0	2,089	282	0	21,301	¥26,869
Non-Performing	0	298	0	0	368	0	¥666

Total (excluding revolving repayment card loans)
Performing	¥1,171,744	¥804,937	¥551,251	¥636,069	¥450,935	¥903,567	¥4,518,503
Non-Performing	¥13,910	¥9,578	¥10,431	¥9,258	¥7,790	¥42,641	¥93,608

The following table provides information about the origination years of financial assets as of June 30, 2023 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during the three months ended June 30, 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

June 30, 2023
Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2024	2023	2022	2021	2020	Prior	Total
Consumer borrowers:
Performing	¥127,580	¥240,496	¥191,152	¥272,840	¥355,175	¥913,005	¥2,100,248
Non-Performing	3,614	9,345	4,507	2,985	2,001	13,245	¥35,697
Gross write-offs	11	595	391	104	71	254	¥1,426

Real estate loans
Performing	114,206	209,042	182,146	271,030	354,130	911,716	¥2,042,270
Non-Performing	3	43	146	601	488	12,150	¥13,431
Gross write-offs	0	0	0	0	0	56	¥56
Other*
Performing	13,374	31,454	9,006	1,810	1,045	1,289	¥57,978
Non-Performing	3,611	9,302	4,361	2,384	1,513	1,095	¥22,266
Gross write-offs	11	595	391	104	71	198	¥1,370
Corporate borrowers:
Performing	107,993	365,234	340,275	122,447	164,597	237,184	¥1,337,730
Non-Performing	25	251	4,454	5,424	7,805	28,812	¥46,771
Gross write-offs	97	0	22	48	86	567	¥820

Non-recourse loans
Japan
Performing	19,149	55,970	11,528	6,705	22,148	11,576	¥127,076
Gross write-offs	0	0	0	0	0	0	¥0
The Americas
Performing	0	4,327	1,284	142	17,755	11,960	¥35,468
Non-Performing	0	0	0	0	0	3,526	¥3,526
Gross write-offs	0	0	0	0	0	0	¥0
Other than non-recourse loans
Real estate companies in Japan
Performing	33,179	110,582	40,155	29,342	25,940	66,305	¥305,503
Non-Performing	0	3	0	0	871	885	¥1,759
Gross write-offs	0	0	0	0	4	0	¥4
Real estate companies in overseas
Performing	1,263	20,447	13,409	8,629	4,814	3,939	¥52,501
Non-Performing	0	0	0	492	1,071	11,505	¥13,068
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	23,786	59,233	25,055	15,650	15,814	19,668	¥159,206
Non-Performing	0	125	80	210	211	493	¥1,119
Gross write-offs	0	0	0	0	22	0	¥22
Commercial, industrial and other companies in overseas
Performing	30,616	114,675	248,844	61,979	78,126	123,736	¥657,976
Non-Performing	25	123	4,374	4,722	5,652	12,403	¥27,299
Gross write-offs	97	0	22	48	60	567	¥794
Purchased loans:
Performing	0	24	393	199	21	9,568	¥10,205
Non-Performing	0	0	0	0	12	1,076	¥1,088
Gross write-offs	0	0	0	1	195	128	¥324

Net investment in leases:
Performing	142,380	409,143	232,026	123,342	90,032	111,676	¥1,108,599
Non-Performing	1,044	3,836	3,400	2,019	2,116	6,413	¥18,828
Gross write-offs	0	5	242	97	51	230	¥625

Japan
Performing	52,388	178,380	126,904	91,210	70,615	102,120	¥621,617
Non-Performing	3	293	690	717	779	2,408	¥4,890
Gross write-offs	0	3	21	29	38	200	¥291
Overseas
Performing	89,992	230,763	105,122	32,132	19,417	9,556	¥486,982
Non-Performing	1,041	3,543	2,710	1,302	1,337	4,005	¥13,938
Gross write-offs	0	2	221	68	13	30	¥334
Other financial assets measured at amortized cost
Performing	1,762	3,186	0	2,095	283	19,451	¥26,777
Non-Performing	0	0	324	0	0	1,408	¥1,732
Gross write-offs	0	0	0	0	0	0	¥0

Total (excluding revolving repayment card loans)
Performing	¥379,715	¥1,018,083	¥763,846	¥520,923	¥610,108	¥1,290,884	¥4,583,559
Non-Performing	4,683	13,432	12,685	10,428	11,934	50,954	¥104,116
Gross write-offs	108	600	655	250	403	1,179	¥3,195

Note: Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.

*

Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities.”

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2023 is as follows:

	March 31, 2023
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥166,392	¥0	¥166,392	¥4,518,503	¥4,684,895

Non-Performing	1,588	3,655	5,243	93,608	¥98,851

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of June 30, 2023 and the gross write-offs, corresponding to card loans, recorded during the three months ended June 30, 2023 is as follows:

	June 30, 2023
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥165,111	¥0	¥165,111	¥4,583,559	¥4,748,670

Non-Performing	1,856	3,739	5,595	104,116	¥109,711

Gross write-offs	191	53	244	3,195	¥3,439

Of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

The following table provides information about the past-due financial assets as of March 31, 2023 and June 30, 2023:

	March 31, 2023
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,574	¥10,047	¥14,621	¥2,299,307
	Real estate loans	1,739	2,181	3,920	2,056,959
	Card loans	514	1,364	1,878	171,635
	Other	2,321	6,502	8,823	70,713
Corporate borrowers		5,628	21,363	26,991	1,357,086
Non-recourse loans	Japan	0	0	0	124,499
	The Americas	0	1,494	1,494	38,654
Other than Non-recourse loans	Real estate companies in Japan	159	219	378	296,228
	Real estate companies in overseas	1,412	13,618	15,030	79,645
	Commercial, industrial and other companies in Japan	1,366	1,118	2,484	160,530
	Commercial, industrial and other companies in overseas	2,691	4,914	7,605	657,530
Net investment in leases		9,181	15,583	24,764	1,087,563
	Japan	2,648	4,431	7,079	632,120
	Overseas	6,533	11,152	17,685	455,443

Total		¥19,383	¥46,993	¥66,376	¥4,743,956

	June 30, 2023
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥5,635	¥11,162	¥16,797	¥2,306,651
	Real estate loans	2,220	2,579	4,799	2,055,701
	Card loans	509	1,627	2,136	170,706
	Other	2,906	6,956	9,862	80,244
Corporate borrowers		17,535	21,141	38,676	1,384,501
Non-recourse loans	Japan	0	0	0	127,076
	The Americas	1,948	1,622	3,570	38,994
Other than Non-recourse loans	Real estate companies in Japan	161	208	369	307,262
	Real estate companies in overseas	7,243	13,067	20,310	65,569
	Commercial, industrial and other companies in Japan	1,532	890	2,422	160,325
	Commercial, industrial and other companies in overseas	6,651	5,354	12,005	685,275
Net investment in leases		15,651	17,780	33,431	1,127,427
	Japan	2,924	4,321	7,245	626,507
	Overseas	12,727	13,459	26,186	500,920

Total		¥38,821	¥50,083	¥88,904	¥4,818,579

Note: Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financial assets as past-due financial assets when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financial assets if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The following table provides information about non-accrual of financial assets as of March 31, 2023 and June 30, 2023:

	March 31, 2023
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,824	¥1,693	¥235	¥41
Overseas	475	547	0	0
Card loans
Japan	503	1,367	28	0
Other
Japan	2,391	5,429	170	10
Overseas	519	1,105	0	0
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	8,787	3,248	0	0
Real estate companies
Japan	351	219	51	13
Overseas	20,879	12,804	0	0
Commercial, industrial companies and other
Japan	1,267	1,118	71	190
Overseas	18,634	20,470	0	2,113
Net investment in leases	17,771	16,627	0	0

Total	¥73,401	¥64,627	¥555	¥2,367

	June 30, 2023
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,693	¥2,001	¥60	¥305
Overseas	547	634	0	297
Card loans
Japan	1,367	1,633	8	0
Other
Japan	5,429	5,946	45	9
Overseas	1,105	1,048	0	0
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	3,248	3,526	0	0
Real estate companies
Japan	219	208	12	11
Overseas	12,804	20,252	0	0
Commercial, industrial companies and other
Japan	1,118	891	17	174
Overseas	20,470	28,379	0	2,316
Net investment in leases	16,627	19,551	0	0

Total	¥64,627	¥84,069	¥142	¥3,112

The Company and its subsidiaries suspend accruing interest on past-due installment loans and net investment in leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the three months ended June 30, 2022:

Three months ended June 30, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,041	¥1,648
	Card loans	381	335
	Other	1,660	1,313
Corporate borrowers		5,631	5,630
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	5,631	5,630

Total		¥7,672	¥7,278

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, for the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries also offer concessions such as a reduction of the loan principal or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.

For three months ended June 30, 2022, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of COVID-19, the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from June 30, 2022 and for which there was a payment default during the three months ended June 30, 2022:

Three months ended June 30, 2022
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥188
	Card loans	1
	Other	187

Total		¥188

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the three months ended June 30, 2023:

Three months ended June 30, 2023
Millions of yen
Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	63	0.0	1,129	0.0	29	0.0
Real estate loans	3	0.0	0	0	0	0
Card loans	58	0.0	0	0	26	0.0
Other	2	0.0	1,129	1.4	3	0.0
Corporate borrowers	0	0	158	0.0	136	0.0
Other than Non-recourse loans	0	0	158	0.0	136	0.0
Real estate companies in Japan	0	0	36	0.0	0	0
Commercial, industrial and other companies in Japan	0	0	122	0.1	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	136	0.0

Total	63	0.0	1,287	0.0	165	0.0

Three months ended June 30, 2023
Millions of yen
Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination - term extension and principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	9	0.0	336	0.0	152	0.0
Real estate loans	0	0	0	0.0	0	0
Card loans	0	0	324	0.2	0	0
Other	9	0.0	12	0.0	152	0.2
Corporate borrowers	0	0	0	0	0	0
Other than Non-recourse loans	0	0	0	0	0	0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	0	0	0	0	0	0

Total	9	0.0	336	0.0	152	0.0

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified to debtors experiencing financial difficulty are recognized as impaired and are individually evaluated for allowance for credit losses, taking into account payment default and repayment status after modifications. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the modifications. However, as a result of the modification, the Company and its subsidiaries may recognize additional allowance for credit losses for the modified receivables.

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during the three months ended June 30, 2023:

Three months ended June 30, 2023
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Consumer borrowers
Real estate loans	Reduced weighted-average contractual interest rate from 3.9% to 0.0%.		Reduced the amortized cost basis of the loans by ¥1 million.
Card loans	Reduced weighted-average contractual interest rate from 12.5% to 0.3%.		Reduced the amortized cost basis of the loans by ¥53 million.
Other	Reduced weighted-average contractual interest rate from 16.6% to 3.5%.	Added a weighted-average 4.7 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥159 million.
Corporate borrowers
Other than Non-recourse loans
Real estate companies in Japan		Added a weighted-average 0.5 years to the life of loans.
Commercial, industrial and other companies in Japan		Added a weighted-average 1.0 years to the life of loans.
Commercial, industrial and other companies in overseas			Reduced the amortized cost basis of the loans by ¥108 million.

During the three months ended June 30, 2023 there was no financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date.

The Company and its subsidiaries consider financing receivables whose terms have been modified to debtors experiencing financial difficulty as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

The following table provides information about the past-due financial assets modified to debtors experiencing financial difficulty within the previous 12 months from June 30, 2023:

Three months ended June 30, 2023
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	1,704	14	0
Real estate loans	3	0	0
Card loans	406	2	0
Other	1,295	12	0
Corporate borrowers	224	0	70
Other than Non-recourse loans	224	0	70
Real estate companies in Japan	0	0	36
Commercial, industrial and other companies in Japan	98	0	24
Commercial, industrial and other companies in overseas	126	0	10

Total	1,928	14	70

As of March 31, 2023 and June 30, 2023, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥57 million and ¥54 million as of March 31, 2023 and June 30, 2023, respectively.

8. Investment in Securities

Investment in securities as of March 31, 2023 and June 30, 2023 consists of the following:

	Millions of yen
	March 31, 2023	June 30, 2023
Equity securities *	¥589,312	¥646,231
Trading debt securities	2,179	2,255
Available-for-sale debt securities	2,234,608	2,406,463
Held-to-maturity debt securities	114,759	115,324

Total	¥2,940,858	¥3,170,273

*

The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥151,445 million and ¥160,357 million as of March 31, 2023 and June 30, 2023, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥90,993 million and ¥98,261 million as of March 31, 2023 and June 30, 2023, respectively. The amount of investment funds, and others elected the fair value option included in equity securities were ¥16,032 million and ¥18,001 million as of March 31, 2023 and June 30, 2023, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 17 “Income and Expenses Relating to Life Insurance Operations”. Net unrealized holding gains (losses) on equity securities held as of June 30, 2022 and 2023 were a loss of ¥15,390 million and a gain of ¥23,972 million for the three months ended June 30, 2022 and 2023, respectively, which did not include net unrealized holding gains (losses) on both investment funds above mentioned.

Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2023 and June 30, 2023, and for the three months ended June 30, 2022 and 2023.

	Millions of yen
	March 31, 2023			Three months ended June 30, 2022
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥67,820	¥(14,062)	¥1,742	¥(90)	¥869

	Millions of yen
	June 30, 2023			Three months ended June 30, 2023
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥73,092	¥(14,089)	¥1,112	¥(87)	¥124

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of June 30, 2022 and 2023 were a gain of ¥93 million and a loss of ¥5 million for the three months ended June 30, 2022 and 2023, respectively.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2023 and June 30, 2023, these investments were fair valued at ¥16,032 million and ¥18,001 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2023 and June 30, 2023, these investments were fair valued at ¥237 million and ¥316 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2023 and June 30, 2023, these investments were fair valued at ¥6,605 million and ¥7,047 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of March 31, 2023 and June 30, 2023 are as follows:

March 31, 2023

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥962,969	¥0	¥2,863	¥(164,537)	¥801,295
Japanese prefectural and foreign municipal bond securities	389,150	(144)	1,146	(20,906)	369,246
Corporate debt securities	851,525	0	6,270	(73,407)	784,388
CMBS and RMBS in the Americas	45,292	0	62	(2,181)	43,173
Other asset-backed securities and debt securities	239,922	0	5,735	(9,151)	236,506

	2,488,858	(144)	16,076	(270,182)	2,234,608

Held-to-maturity debt securities:
Japanese government bond securities and other	114,759	0	14,919	0	129,678

	¥2,603,617	¥(144)	¥30,995	¥(270,182)	¥2,364,286

June 30, 2023

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,038,069	¥0	¥2,601	¥(171,769)	¥868,901
Japanese prefectural and foreign municipal bond securities	417,053	(238)	1,584	(21,798)	396,601
Corporate debt securities	891,442	0	10,844	(71,190)	831,096
CMBS and RMBS in the Americas	52,680	0	153	(2,389)	50,444
Other asset-backed securities and debt securities	263,559	(216)	5,429	(9,351)	259,421

	2,662,803	(454)	20,611	(276,497)	2,406,463

Held-to-maturity debt securities:
Japanese government bond securities and other	115,324	0	14,917	(33)	130,208

	¥2,778,127	¥(454)	¥35,528	¥(276,530)	¥2,536,671

The following table presents rollforwards of the allowance for credit losses for the three months ended June 30, 2022 and 2023, respectively:

	Millions of yen
	Three months ended June 30, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥132	¥21	¥153
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(5)	(5)
Increase (Decrease) from the effects of changes in foreign exchange rates	15	0	15

Ending	¥147	¥16	¥163

	Millions of yen
	Three months ended June 30, 2023
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥144	¥0	¥144
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	80	212	292
Increase (Decrease) from the effects of changes in foreign exchange rates	14	4	18

Ending	¥238	¥216	¥454

The following tables provide information about available-for-sale debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2023 and June 30, 2023, respectively:

March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	194,280	(19,542)	292,001	(21,050)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,371,327	¥(259,069)	¥1,743,954	¥(270,326)

June 30, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥29,254	¥(244)	¥700,559	¥(171,525)	¥729,813	¥(171,769)
Japanese prefectural and foreign municipal bond securities	80,732	(1,712)	200,523	(20,324)	281,255	(22,036)
Corporate debt securities	121,843	(3,266)	424,944	(67,924)	546,787	(71,190)
CMBS and RMBS in the Americas	11,134	(218)	31,498	(2,171)	42,632	(2,389)
Other asset-backed securities and debt securities	24,810	(451)	141,168	(9,116)	165,978	(9,567)

	¥267,773	¥(5,891)	¥1,498,692	¥(271,060)	¥1,766,465	¥(276,951)

The following table provides information about available-for-sale debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2023 and June 30, 2023, respectively:

March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	190,805	(19,398)	288,526	(20,906)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,367,852	¥(258,925)	¥1,740,479	¥(270,182)

June 30, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥29,254	¥(244)	¥700,559	¥(171,525)	¥729,813	¥(171,769)
Japanese prefectural and foreign municipal bond securities	79,396	(1,631)	196,750	(20,167)	276,146	(21,798)
Corporate debt securities	121,843	(3,266)	424,944	(67,924)	546,787	(71,190)
CMBS and RMBS in the Americas	11,134	(218)	31,498	(2,171)	42,632	(2,389)
Other asset-backed securities and debt securities	24,810	(451)	140,451	(8,900)	165,261	(9,351)

	¥266,437	¥(5,810)	¥1,494,202	¥(270,687)	¥1,760,639	¥(276,497)

The number of investment securities that were in an unrealized loss position as of March 31, 2023 and June 30, 2023 were 1,208 and 1,094, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

As of March 31, 2023 and June 30, 2023, the amount of accrued revenues on available-for-sale debt securities were ¥ 10,781 million and ¥13,133 million, respectively, which were included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2023 and June 30, 2023.

For available-for-sale debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.

Reversals of credit losses related to available-for-sale debt securities recognized for the three months ended June 30, 2022 were resulting from Japanese other asset-backed securities and debt securities due to the reduced credit risk by postponement of maturity date. Credit losses related to available-for-sale debt securities recognized for the three months ended June 30, 2023 were resulting from foreign municipal bond securities and foreign other asset-backed securities and debt securities due to the deterioration in utilization rate of the underlying asset and the deterioration of cash flows of the underlying receivable, respectively. The evaluation of credit losses with available-for-sale debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.

Unrealized losses on available-for-sale debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale debt securities, the Company and its subsidiaries utilize all available information such as an issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.

There were no available-for-sale debt securities accounted for as purchased credit deterioration financial assets acquired for the three months ended June 30, 2022 and 2023.

9.	Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

For the three months ended June 30, 2022 and 2023, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥226,396 million and ¥214,366 million, respectively. For the three months ended June 30, 2022 and 2023, gains (losses) from the securitization and transfer of loans were ¥5,412 million and ¥4,602 million, respectively, which is included in finance revenues in the consolidated statements of income.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the three months ended June 30, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Beginning balance	¥70,254	¥72,265
Increase mainly from loans sold with servicing retained	2,880	2,452
Decrease mainly from amortization	(4,067)	(2,523)
Increase (Decrease) from the effects of changes in foreign exchange rates	8,132	6,198

Ending balance	¥77,199	¥78,392

The fair value of the servicing assets as of March 31, 2023 and June 30, 2023 are as follows:

	Millions of yen
	March 31, 2023	June 30, 2023
Beginning balance	¥83,732	¥101,375
Ending balance	¥101,375	¥111,117

10.	Variable Interest Entities

The Company and its subsidiaries use SPEs in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.

The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2023

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,907	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	55,456	13,060	15,596	0
(d) VIEs for corporate rehabilitation support business	664	7	0	0
(e) VIEs for investment in securities	180,569	399	0	62,340
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	224,949	155,706	224,949	0
(g) VIEs for securitization of loan receivable originated by third parties	548	1,106	548	0
(h) VIEs for power generation projects	258,396	164,813	187,892	38,099
(i) Other VIEs	168,574	63,864	137,481	0

Total	¥891,063	¥398,956	¥566,466	¥100,439

June 30, 2023

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,863	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	56,062	13,356	15,663	0
(d) VIEs for corporate rehabilitation support business	647	5	0	0
(e) VIEs for investment in securities	200,719	460	0	75,884
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	238,321	164,112	238,321	0
(g) VIEs for securitization of loan receivable originated by third parties	617	1,189	617	0
(h) VIEs for power generation projects	253,886	161,809	188,057	38,099
(i) Other VIEs	175,272	64,900	138,769	0

Total	¥927,387	¥405,832	¥581,427	¥113,983

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2023

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs		Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,247	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	648,468	10,721	8,805	20,526
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	10,887,430	0	98,742	173,314
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	901,544	0	10,475	10,475
(h) VIEs for power generation projects	16,138	0	3,691	4,491
(i) Other VIEs	1,726,717	3,333	28,835	43,405

Total	¥14,188,544	¥14,054	¥151,539	¥253,202

June 30, 2023

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs		Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,247	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	803,319	18,968	9,007	29,101
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	12,949,936	0	112,179	197,198
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,223,408	0	10,900	10,900
(h) VIEs for power generation projects	16,138	0	2,436	4,486
(i) Other VIEs	2,006,256	3,618	32,350	49,143

Total	¥17,007,304	¥22,586	¥167,863	¥291,819

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

With respect to variable interests of non-consolidated VIEs held by the Company and its subsidiaries, non-recourse loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.

With respect to variable interests of non-consolidated VIEs held by the Company and its subsidiaries, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt and other liabilities.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in other assets in the Company’s consolidated balance sheets.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired power plants on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPEs. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPEs, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPEs.

The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.

With respect to variable interests of non-consolidated VIEs held by the Company and its subsidiaries, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

11.	Investment in Affiliates

Investment in affiliates at March 31, 2023 and June 30, 2023 consists of the following:

	Millions of yen
	March 31, 2023	June 30, 2023
Shares *	¥973,929	¥1,024,014
Loans and others	26,775	27,561

	¥1,000,704	¥1,051,575

*

There were investees measured at fair value by electing the fair value option, primarily to reduce volatility in the equity in net income (loss) of the investees arising from the difference in the measurement basis of their assets and liabilities. The amount of shares include ¥2,511 million and ¥2,727 million in amounts invested in these investees as of March 31, 2023 and June 30, 2023.

12.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the three months ended June 30, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Beginning balance	¥0	¥945
Transaction with noncontrolling interests	636	685
Comprehensive income
Net income	0	14
Other comprehensive income (losses)
Net unrealized gains (losses) on investment in debt securities	0	(10)
Net change of foreign currency translation adjustments	38	108
Total other comprehensive income	38	98
Comprehensive income	38	112
Dividends	0	(136)

Ending balance	¥674	¥1,606

13.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended June 30, 2022 and 2023, are as follows:

	Three months ended June 30, 2022
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2022 *1	¥(72,892)	¥37,535	¥221	¥(8,072)	¥61,914	¥2,788	¥21,494

Net unrealized gains (losses) on investment in securities, net of tax of ¥30,434 million	(80,599)						(80,599)
Reclassification adjustment included in net income, net of tax of ¥282 million	(774)						(774)
Impact of changes in policy liability discount rate, net of tax of ¥(29,768) million		76,851					76,851
Debt valuation adjustments, net of tax of ¥6 million			(14)				(14)
Reclassification adjustment included in net income, net of tax of ¥1 million			(2)				(2)
Defined benefit pension plans, net of tax of ¥36 million				(120)			(120)
Reclassification adjustment included in net income, net of tax of ¥16 million				(45)			(45)
Foreign currency translation adjustments, net of tax of ¥23,316 million					114,029		114,029
Reclassification adjustment included in net income, net of tax of ¥(9) million					90		90
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,638) million						8,319	8,319
Reclassification adjustment included in net income, net of tax of ¥(835) million						2,612	2,612

Total other comprehensive income (loss)	(81,373)	76,851	(16)	(165)	114,119	10,931	120,347

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	0	2	6,405	733	7,140

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	0	38	0	38

Balance at June 30, 2022 *2	¥(154,265)	¥114,386	¥205	¥(8,239)	¥169,590	¥12,986	¥134,663

*1

As of March 31, 2022, the amount of Impact of changes in policy liability discount rate contained a loss of ¥(24,641) million (net of tax of ¥4,296 million ) of cumulative effect of changes in the discount rates between contract inception date and the transition date of April 1, 2021 of LDTI and an income of ¥62,176 million (net of tax of ¥(23,125) million ) of changes after the transition date. For further information about Impact of changes in policy liability discount rate, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

*2	As of June 30, 2022, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

	Three months ended June 30, 2023
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2023 *1	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

Net unrealized gains (losses) on investment in securities, net of tax of ¥(674) million	1,181						1,181
Reclassification adjustment included in net income, net of tax of ¥858 million	(2,331)						(2,331)
Impact of changes in policy liability discount rate, net of tax of ¥(2,132) million		4,519					4,519
Debt valuation adjustments, net of tax of ¥13 million			(39)				(39)
Reclassification adjustment included in net income, net of tax of ¥3 million			(5)				(5)
Defined benefit pension plans, net of tax of ¥(78) million				222			222
Reclassification adjustment included in net income, net of tax of ¥27 million				(75)			(75)
Foreign currency translation adjustments, net of tax of ¥22,693 million					96,392		96,392
Reclassification adjustment included in net income, net of tax of ¥(1,314) million					2,926		2,926
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(2,165) million						2,840	2,840
Reclassification adjustment included in net income, net of tax of ¥1,458 million						(4,826)	(4,826)

Total other comprehensive income (loss)	(1,150)	4,519	(44)	147	99,318	(1,986)	100,804

Transaction with noncontrolling interests	0	0	0	0	11	(176)	(165)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	1	3,961	(203)	3,759

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	(10)	0	0	0	108	0	98

Balance at June 30, 2023 *2	¥(184,174)	¥169,035	¥231	¥(3,471)	¥251,172	¥20,124	¥252,917

*1

As of March 31, 2023, the amount of Impact of changes in policy liability discount rate contained a loss of ¥(24,641) million (net of tax of ¥4,296 million ) of cumulative effect of changes in the discount rates between contract inception date and the transition date of April 1, 2021 of LDTI and an income of ¥189,157 million (net of tax of ¥(66,702) million ) of changes after the transition date. For further information about Impact of changes in policy liability discount rate, see Note 18. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

*2

As of June 30, 2023, Net unrealized gains (losses) on investment in securities contained ¥(190) million (net of tax of ¥44 million ) of net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended June 30, 2022 and 2023 are as follows:

	Three months ended June 30, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥16	Gains on investment securities and dividends
Sales of debt securities	954	Life insurance premiums and related investment income
Amortization of debt securities	112	Finance revenues
Amortization of debt securities	(26)	Life insurance premiums and related investment income

	1,056	Total before income tax
	(282)	Income tax (expense) or benefit

	¥774	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥3	Life insurance costs

	3	Total before income tax
	(1)	Income tax (expense) or benefit

	¥2	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥84	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(23)	See Note 16 “Pension Plans”
Amortization of transition obligation	(0)	See Note 16 “Pension Plans”

	61	Total before income tax
	(16)	Income tax (expense) or benefit

	¥45	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(482)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	383	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(99)	Total before income tax
	9	Income tax (expense) or benefit

	¥(90)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(220)	Interest expense
Foreign exchange contracts	(80)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(3,147)	Interest expense/Other (income) and expense

	(3,447)	Total before income tax
	835	Income tax (expense) or benefit

	¥(2,612)	Net of tax

	Three months ended June 30, 2023
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥89	Gains on investment securities and dividends
Sales of debt securities	2,036	Life insurance premiums and related investment income
Amortization of debt securities	203	Finance revenues
Amortization of debt securities	861	Life insurance premiums and related investment income

	3,189	Total before income tax
	(858)	Income tax (expense) or benefit

	¥2,331	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥8	Life insurance costs

	8	Total before income tax
	(3)	Income tax (expense) or benefit

	¥5	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥114	See Note 16 “Pension Plans”
Amortization of net actuarial loss	(12)	See Note 16 “Pension Plans”
Amortization of transition obligation	0	See Note 16 “Pension Plans”

	102	Total before income tax
	(27)	Income tax (expense) or benefit

	¥75	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(4,320)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense
Sales or liquidation	80	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(4,240)	Total before income tax
	1,314	Income tax (expense) or benefit

	¥(2,926)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(37)	Interest expense
Foreign currency swap agreements	6,321	Interest expense/Other (income) and expense

	6,284	Total before income tax
	(1,458)	Income tax (expense) or benefit

	¥4,826	Net of tax

14.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the three months ended June 30, 2022 and 2023 are as follows:

(1)	Dividend payments

	Three months ended June 30, 2022	Three months ended June 30, 2023
Resolution	The board of directors on May 18, 2022	The board of directors on May 17, 2023
Type of shares	Common stock	Common stock
Total dividends paid	¥55,704 million	¥50,209 million
Dividend per share	¥46.60	¥42.80
Date of record for dividend	March 31, 2022	March 31, 2023
Effective date for dividend	June 3, 2022	June 5, 2023
Dividend resource	Retained earnings	Retained earnings

Total dividends paid by resolution of the board of directors on May 18, 2022 include ¥91 million of dividends paid to the Board Incentive Plan Trust for the three months ended June 30, 2022. Total dividends paid by resolution of the board of directors on May 17, 2023 include ¥120 million of dividends paid to the Board Incentive Plan Trust for the three months ended June 30, 2023.

(2)	There were no applicable dividends for which the date of record was in the three months ended June 30, 2022 and 2023, and for which the effective date was after June 30, 2022 and 2023.

15.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Personnel expenses	¥76,587	¥86,421
Selling expenses	19,526	22,526
Administrative expenses	33,797	35,714
Depreciation of office facilities	2,172	2,125

Total	¥132,082	¥146,786

16.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.

Net periodic pension cost for the three months ended June 30, 2022 and 2023 consists of the following:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Japanese plans:
Service cost	¥1,412	¥1,371
Interest cost	173	300
Expected return on plan assets	(681)	(675)
Amortization of prior service credit	(6)	(21)
Amortization of net actuarial loss	19	11

Net periodic pension cost	¥917	¥986

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Overseas plans:
Service cost	¥905	¥725
Interest cost	502	888
Expected return on plan assets	(1,168)	(1,507)
Amortization of prior service credit	(78)	(93)
Amortization of net actuarial loss	4	1
Amortization of transition obligation	0	0

Net periodic pension cost	¥165	¥14

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

17.	Income and Expenses Relating to Life Insurance Operations

Life insurance premiums and related investment income for the three months ended June 30, 2022 and 2023 consist of the following:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Life insurance premiums	¥103,010	¥105,309
Life insurance related investment income*	23,267	47,209

	¥126,277	¥152,518

*

Life insurance related investment income for the three months ended June 30, 2022 and 2023 include net unrealized holding a loss of ¥8,937 million and net unrealized holding a gain of ¥18,889 million on equity securities held as of June 30, 2022 and 2023, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the three months ended June 30, 2022 and 2023, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Reinsurance benefits	¥313	¥611
Reinsurance premiums	(1,191)	(1,170)

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the three months ended June 30, 2022 and 2023 are mainly as follows:

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(10,561)	¥17,102
Net gains or losses from derivative contracts :	253	(1,729)
Futures	679	(1,407)
Foreign exchange contracts	(426)	(322)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(18,137)	¥6,774
Insurance costs recognized for insurance and annuity payouts as a result of insured events	8,662	6,375
Changes in the fair value of the reinsurance contracts	(518)	800

18. Long-Duration Insurance Contracts Relating to Life Insurance Operations

The Company and its subsidiaries adopted the modified retrospective approach to the liability for future policy benefits and deferred policy acquisition costs based on the balance as of April 1, 2021, the transition date, in accordance with Accounting Standards Update 2018-12 (“Targeted Improvements to Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)).

The following table presents the effect on the liability for future policy benefits (including deferred profit liabilities) as of the transition date, applying the modified retrospective approach.

	Millions of yen
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Balance at March 31, 2021	¥610,877	¥493,558	¥48,259	¥1,152,694

Effect of change in discount rates *	22,686	52,967	(46,716)	¥28,937

Balance at April 1, 2021	¥633,563	¥546,525	¥1,543	¥1,181,631

*	The impact of outstanding the liability for future policy benefits is due to the difference between the discount rate used prior to the transition date and the discount rate as of April 1, 2021.

The following tables present reconciliation of the outstanding balance and rollforwards of the liability for future policy benefits as of and for the fiscal year ended March 31, 2022.

	Millions of yen
	March 31, 2022
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balances at April 1, 2021	¥909,868	¥1,377,265	¥366,081

Beginning balance at original discount rate	843,892	1,261,182	355,835

Effect of changes in cash flow assumptions	21,353	28,690	662
Effect of actual variances from expected experience	2,351	1,414	(209)

Adjusted beginning balances	867,596	1,291,286	356,288

Issuances	82,105	86,304	77,532
Interests	12,490	19,412	9,263
Net premium earned	(96,605)	(114,874)	(49,290)
Actual variances from cash flow assumptions	(299)	(652)	(8)
Derecognition	7,285	3,901	2,610
Effect of foreign exchange rate	0	0	41,684

Ending balances at original discount rate	872,572	1,285,377	438,079

Effect of changes in discount rates	54,338	95,576	(15,326)

Balances at March 31, 2022	¥926,910	¥1,380,953	¥422,753

	Millions of yen
	March 31, 2022
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balances at April 1, 2021	¥1,526,258	¥1,877,906	¥366,081

Beginning balance at original discount rate	1,437,596	1,708,857	402,552

Effect of changes in cash flow assumptions	22,525	29,515	626

Adjusted beginning balances	1,460,121	1,738,372	403,178

Issuances	82,105	86,304	77,532
Interests	23,867	27,677	11,125
Insurance claims paid	(42,897)	(65,052)	(1,631)
Actual variances from cash flow assumptions	(12,698)	(6,083)	(329)
Derecognition	24,520	12,773	2,533
Effect of foreign exchange rate	0	0	51,096

Ending balances at original discount rate	1,535,018	1,793,991	543,504

Effect of changes in discount rates	56,250	128,012	(106,040)

Balances at March 31, 2022	¥1,591,268	¥1,922,003	¥437,464

Net liability for future policy benefits	664,358	541,050	14,711
Deferred profit liabilities	26,173	54,801	7,573

Subtotal	690,531	595,851	22,284

Less: Reinsurance recoverable	210	0	0

The liability for future policy benefits, after reinsurance recoverable	¥690,321	¥595,851	¥22,284

The following table provides the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2022:

Millions of yen
March 31, 2022
Yen-denominated insurance (First Sector)	¥690,321
Yen-denominated insurance (Third Sector)	595,851
Foreign currency denominated insurance	22,284

Subtotal	1,308,456

Policy account balance for variable annuity and variable life insurance contracts and market risk benefits	198,905
Fixed annuities and annuitization benefits	193,322
Others*	212,015

Total	¥1,912,698

*	Others include unearned premiums and reserves for outstanding claims.

The following tables present reconciliation of the outstanding balance and rollforwards of the liability for future policy benefits as of and for the fiscal year ended March 31, 2023 and for the three months ended June 30, 2023.

	Millions of yen
	March 31, 2023			June 30, 2023
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balances at beginning of year	¥926,910	¥1,380,953	¥422,753	¥894,537	¥1,389,063	¥374,951

Beginning balance at original discount rate	872,573	1,285,377	438,079	865,333	1,338,398	409,847

Effect of changes in cash flow assumptions	125	48,389	(6,975)	0	0	0
Effect of actual variances from expected experience	2,495	22,851	(1,957)	0	0	0

Adjusted beginning balances	875,193	1,356,617	429,147	865,333	1,338,398	409,847

Issuances	76,519	83,982	22,660	14,148	14,479	11,020
Interests	11,715	18,762	10,966	2,783	4,723	2,737
Net premium earned	(101,554)	(117,670)	(60,198)	(22,504)	(29,795)	(12,644)
Actual variances from cash flow assumptions	(385)	(710)	(1,274)	(69)	(201)	(182)
Derecognition	3,845	(2,583)	(33,441)	3,072	(150)	(7,086)
Effect of foreign exchange rate	0	0	41,987	0	0	35,585

Ending balances at original discount rate	865,333	1,338,398	409,847	862,763	1,327,454	439,277

Effect of changes in discount rates	29,204	50,665	(34,896)	31,090	54,359	(41,917)

Ending balances	¥894,537	¥1,389,063	¥374,951	¥893,853	¥1,381,813	¥397,360

	Millions of yen
	March 31, 2023			June 30, 2023
Present value of expected future policy insurance benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balances at beginning of year	¥1,591,268	¥1,922,003	¥437,464	¥1,571,886	¥1,918,462	¥387,073

Beginning balance at original discount rate	1,535,018	1,793,991	543,504	1,598,009	1,887,744	573,616

Effect of changes in cash flow assumptions	1,506	53,098	(6,296)	0	0	0

Adjusted beginning balances	1,536,524	1,847,089	537,208	1,598,009	1,887,744	573,616

Issuances	76,519	83,982	22,660	14,148	14,479	11,020
Interests	24,023	27,839	14,552	6,004	7,079	3,851
Insurance claims paid	(45,075)	(96,364)	(13,370)	(11,556)	(17,886)	(3,491)
Actual variances from cash flow assumptions	(12,376)	20,178	9,002	(4,189)	(1,464)	1,877
Derecognition	18,394	5,020	(47,189)	7,171	1,430	(9,926)
Effect of foreign exchange rate	0	0	50,753	0	0	50,300

Ending balances at original discount rate	1,598,009	1,887,744	573,616	1,609,587	1,891,382	627,247

Effect of changes in discount rates	(26,123)	30,718	(186,543)	(18,880)	38,706	(209,868)

Ending balances	¥1,571,886	¥1,918,462	¥387,073	¥1,590,707	¥1,930,088	¥417,379

Net liability for future policy benefits	677,349	529,399	12,122	696,854	548,275	20,019
Deferred profit liabilities	35,770	61,668	15,578	37,659	63,880	18,662

Subtotal	713,119	591,067	27,700	734,513	612,155	38,681

Less: Reinsurance recoverable	215	0	0	216	0	0

The liability for future policy benefits, after reinsurance recoverable	¥712,904	¥591,067	¥27,700	¥734,297	¥612,155	¥38,681

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2023 and June 30, 2023:

	Millions of yen
	March 31, 2023	June 30, 2023
Yen-denominated insurance (First Sector)	¥712,904	¥734,297
Yen-denominated insurance (Third Sector)	591,067	612,155
Foreign currency denominated insurance	27,700	38,681

Subtotal	1,331,671	1,385,133

Policy account balance for variable annuity and variable life insurance contracts and market risk benefits	163,734	170,568
Fixed annuities and annuitization benefits	158,952	154,333
Others*	177,700	177,658

Total	¥1,832,057	¥1,887,692

*	Others include unearned premiums and reserves for outstanding claims.

The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2023 and June 30, 2023 are as follows:

	Millions of yen
	March 31, 2023		June 30, 2023
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,538,107	¥1,429,503	¥1,532,092	¥1,428,285
Expected future policy benefits and expenses	2,291,205	1,571,887	2,305,210	1,590,707

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,695,239	2,388,386	2,674,058	2,377,719
Expected future policy benefits and expenses	2,578,630	1,918,462	2,581,921	1,930,088

Foreign currency denominated insurance
Expected future gross premiums	626,411	492,588	677,671	525,909
Expected future policy benefits and expenses	1,097,567	387,073	1,208,414	417,379

For the fiscal year ended March 31, 2023 and the three months ended June 30, 2023, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.

The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the three months ended June 30, 2022 and 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022		Three months ended June 30, 2023
	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥35,608	¥2,998	¥36,396	¥3,221
Yen-denominated insurance (Third Sector)	51,408	2,207	51,372	2,357
Foreign currency denominated insurance	15,710	742	17,037	1,114

Total	¥102,726	¥5,947	¥104,805	¥6,692

The weighted average discount rates for the liability for future policy benefits as of March 31, 2023 and June 30, 2023 are as follows:

	Weighted average rate
	March 31, 2023	June 30, 2023
Yen-denominated insurance (First Sector)
Weighted average of the discount rates at original discount rate	1.6%	1.6%
Weighted average of the discount rates at current discount rate	1.9	1.8

Yen-denominated insurance (Third Sector)
Weighted average of the discount rates at original discount rate	1.7	1.7
Weighted average of the discount rates at current discount rate	1.8	1.8

Foreign currency denominated insurance
Weighted average of the discount rates at original discount rate	2.9	2.9
Weighted average of the discount rates at current discount rate	5.2	5.2

The weighted average duration of the liability for future policy benefit as of March 31, 2023 and June 30, 2023 are as follows:

	Years
	March 31, 2023	June 30, 2023
Yen-denominated insurance (First Sector)	37.9	37.5
Yen-denominated insurance (Third Sector)	36.8	36.3
Foreign currency denominated insurance	40.7	39.9

Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries recognized actual variances from expected experience and updated the assumptions during the fiscal year ended March 31, 2023 as follows. For the three months ended June 30, 2023, the Company and its subsidiaries continued to use the same assumptions.

•	Yen-denominated insurance (First Sector)

The Company and its subsidiaries reviewed actual experience during the fiscal year ended March 31, 2023. As a result, the Company and its subsidiaries updated expected mortality and lapse rate due to lower-than-expected mortality and lapse rate.

•	Yen-denominated insurance (Third Sector)

The Company and its subsidiaries reviewed actual experience during the fiscal year ended March 31, 2023. As a result, the Company and its subsidiaries updated expected mortality and lapse rate due to higher-than-expected mortality and lower-than-expected lapse rate. The morbidity was higher than expected due to the impact of a significant amount of hospitalization benefits for home treatment caused by COVID-19, however the relevant assumptions were not updated because benefits arising from such hospitalization benefits are not eligible for claim due to reclassification of the legal status of COVID-19 in Japan.

•	Foreign currency denominated insurance

The Company and its subsidiaries reviewed actual experience during the fiscal year ended March 31, 2023. As a result, the Company and its subsidiaries updated expected mortality and lapse rates due to lower-than-expected mortality and higher-than-expected lapse rate.

The market data underlying the discount rate was updated quarterly for both as of March 31, 2023 and June 30, 2023.

For the effect of the changes in assumptions on expected net premiums and expected future policy insurance benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent reconciliation of the outstanding balance and rollforwards of the liability for future policy benefits.

The assumptions for the amortization of deferred policy acquisition costs are consistent with the assumptions for the liability for future policy benefits. Deferred policy acquisition costs are amortized over the expected period of the policies on a constant-level basis.

The following tables present reconciliation of the outstanding balance and rollforwards of the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2023 and for the three months ended June 30, 2023:

	Millions of yen
	March 31, 2023				June 30, 2023
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Balance at beginning of year	¥74,676	¥159,041	¥35,243	¥268,960	¥77,957	¥166,696	¥42,726	¥287,379

Capitalization	8,682	16,795	5,725	¥31,202	1,969	3,695	1,715	¥7,379
Amortization	(5,401)	(9,140)	(1,779)	¥(16,320)	(1,454)	(2,479)	(525)	¥(4,458)
Effect of foreign exchange rate	0	0	3,537	¥3,537	0	0	3,776	¥3,776

Ending balance	¥77,957	¥166,696	¥42,726	¥287,379	¥78,472	¥167,912	¥47,692	¥294,076

These assumptions are consistent with the assumptions for calculating the liability for future policy benefits. The underlying assumptions for deferred policy acquisition costs and the liability for future policy benefits are updated at the same time. In addition, deferred policy acquisition costs are included in other assets in the consolidated balance sheets.

The following table presents the list of policyholder accounts for each range of minimum guaranteed interest rates for fixed annuity and annuitization benefits as of March 31, 2023 and June 30, 2023.

	Millions of yen
	March 31, 2023	June 30, 2023
Range of minimum guaranteed interest rates	Minimum guarantees	Minimum guarantees
0.00% - less than 1.50%	¥152,259	¥147,469
1.50% - less than 2.50%	6,644	6,864
2.50% or more	49	0

Total	¥158,952	¥154,333

There are no contracts with interest rates that exceed the minimum guaranteed interest rates.

The following table provides the outstanding balance and rollforward of fixed annuity and annuitization benefits for the fiscal year ended March 31, 2023 and for the three months ended June 30, 2023.

	Millions of yen
	March 31, 2023	June 30, 2023
Beginning balance	¥193,322	¥158,952

Transfer in	17,223	2,758
Surrenders and partial surrenders	(58)	(19)
Benefit payments and lump sum payments, etc	(50,956)	(7,459)
Policy charges	(262)	(56)
Transfer out	(409)	(110)
Interests	1,209	270
Others	(1,117)	(3)

Ending balance	¥158,952	¥154,333

	March 31, 2023	June 30, 2023
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policyholder accounts (Millions of yen)	¥1	¥1
Cash surrender value (Millions of yen)	152,578	148,050

The following table provides information about policy account balance for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2023, and for the three months ended June 30, 2023:

	Millions of yen
	March 31, 2023	June 30, 2023
Beginning balances	¥198,905	¥163,734
Effect of changes other than through net income and other comprehensive income	(28,754)	(6,375)
Surrenders and withdrawals	(4,083)	(1,911)
Transfer in	(14,093)	(1,934)
Benefit payment	(10,762)	(2,515)
Others	184	(15)

Changes through net income	(6,343)	13,149
Effect of changes in fair value of corresponding investment assets	(2,347)	17,109
Fee income	(3,938)	(937)
Effect of changes in fair value of market risk benefits	(58)	(3,023)

Changes through other comprehensive income	(74)	60
Changes in fair value resulting from changes in instrument-specific credit risk	(74)	60

Ending balances	¥163,734	¥170,568

	Millions of yen
	March 31, 2023	June 30, 2023
Policyholder account balances	¥157,399	¥167,195
Market risk benefits	6,335	3,373

Total	¥163,734	¥170,568

19.	Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2023 and June 30, 2023, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2023	As of June 30, 2023
Investment in operating leases	¥13,104	¥9,477
Property under facility operations	10	434
Office facilities	55	0

The long-lived assets classified as held for sale as of March 31, 2023 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, Environment and Energy segment, Aircraft and Ships segment and ORIX USA segment. The long-lived assets classified as held for sale as of June 30, 2023 are included in Real Estate segment, Environment and Energy segment, Aircraft and Ships segment and ORIX USA segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the three months ended June 30, 2022 and 2023, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥108 million and ¥86 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended June 30, 2022		Three months ended June 30, 2023
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Condominiums	¥0	0	¥0	1
Others*	56	—	0	—

Total	¥56	—	¥0	—

	Three months ended June 30, 2022		Three months ended June 30, 2023
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥0	0	¥74	1
Condominiums	3	3	0	0
Others *	49	—	12	—

Total	¥52	—	¥86	—

*	For the “Others,” the number of properties is omitted.

Losses of ¥68 million in Real Estate segment, ¥39 million in Environment and Energy segment and ¥1 million in Asia and Australia segment were recorded for the three months ended June 30, 2022. Losses of ¥74 million in Real Estate segment and ¥12 million in PE Investment and Concession segment were recorded for the three months ended June 30, 2023.

20.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2022 and 2023 is as follows:

During the three months ended June 30, 2022 and 2023, there was no stock compensation which was antidilutive.

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Net Income attributable to ORIX Corporation shareholders	¥61,924	¥62,966

	Thousands of Shares
	Three months ended June 30, 2022	Three months ended June 30, 2023
Weighted-average shares	1,191,992	1,168,915
Effect of dilutive securities — Stock compensation	1,182	1,495

Weighted-average shares for diluted EPS computation	1,193,174	1,170,410

	Yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥51.95	¥53.87
Diluted	51.90	53.80

Notes: 1.

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (1,963,282 and 2,800,866 shares for the three months ended June 30, 2022 and 2023)

2.

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

21.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2023 and June 30, 2023.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business.

(c) Hedges of net investment in foreign operations

The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and affiliates.

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2022 is as follows.

(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥12,276	¥220	¥0
Foreign exchange contracts	14	172	(92)
Foreign currency swap agreements	(2,333)	122	3,025

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥1,868	¥0	¥(1,749)	¥0
Foreign exchange contracts	(49,468)	(135)	49,542	181

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(22,553)	¥56	¥790	¥(252)
Borrowings and bonds in foreign currencies	(79,810)	0	0	0

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥(69)
Futures	679	0	(2,681)
Foreign exchange contracts	21,140	254	37,070
Options held/written and other	0	0	(716)

*

Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended June 30, 2022 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2023 is as follows.

(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(1,378)	¥37	¥0
Foreign exchange contracts	206	0	0
Foreign currency swap agreements	6,102	397	(6,718)
Options held/written and other	75	0	0

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥292	¥0	¥(151)	¥0
Foreign exchange contracts	(41,687)	(153)	41,698	83

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(25,277)	¥(69)	¥4,251
Borrowings and bonds in foreign currencies	(63,083)	0	0

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥1	¥(2)
Futures	(1,407)	0	410
Foreign exchange contracts	19,472	1,407	10,179
Credit derivatives held/written	0	0	8
Options held/written and other	0	0	(533)

*

Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended June 30, 2023 (see Note 17 “Income and Expenses Relating to Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for the three months ended June 30, 2022 is as follows.

Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥681	¥7	¥0
Options held/written and other	0	0	13

The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2023 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥470,204	¥(1,107)	—	¥0	¥0
Installment Loans	13,969	(1)	—	0	0

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for the three months ended June 30, 2023 is as follows.

Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(4,057)	¥8	¥0
Options held/written and other	0	0	15

The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at June 30, 2023 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥521,865	¥(1,270)	—	¥0	¥0
Installment Loans	15,193	3	—	0	0

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2023 and June 30, 2023 are as follows.

March 31, 2023

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥568,864	¥22,798	Other Assets	¥3,311	Other Liabilities

Options held/written and other	9,486	52	Other Assets	88	—

Futures, foreign exchange contracts	933,988	2,735	Other Assets	26,217	Other Liabilities

Foreign currency swap agreements	99,878	1,325	Other Assets	2,426	Other Liabilities

Foreign currency long-term debt	748,396	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥464	¥0	—	¥8	Other Liabilities

Options held/written and other	632,211	30,435	Other Assets	28,335	Other Liabilities

Futures, foreign exchange contracts*	788,361	15,050	Other Assets	10,978	Other Liabilities

Credit derivatives held/written	1,098	3	Other Assets	3	Other Liabilities

*

The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥14,758 million and foreign exchange contracts of ¥5,554 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2023, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥52 million and ¥12 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥200 million and ¥179 million at March 31, 2023, respectively.

June 30, 2023

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥594,741	¥24,086	Other Assets	¥3,794	Other Liabilities

Options held/written and other	9,549	66	Other Assets	39	Other Liabilities

Futures, foreign exchange contracts	988,224	614	Other Assets	53,688	Other Liabilities

Foreign currency swap agreements	100,254	288	Other Assets	7,907	Other Liabilities

Foreign currency long-term debt	802,568	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,772	¥161	—	¥10	Other Liabilities

Options held/written and other	604,247	28,630	Other Assets	24,251	Other Liabilities

Futures, foreign exchange contracts*	812,884	26,448	Other Assets	14,502	Other Liabilities

Credit derivatives held/written	1,579	8	Other Assets	4	Other Liabilities

*

The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥10,972 million and foreign exchange contracts of ¥4,366 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at June 30, 2023, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥18 million and ¥37 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥298 million and ¥270 million at June 30, 2023, respectively.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2023 and June 30, 2023 are as follows.

March 31, 2023

	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
Types of derivatives		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,000	Less than five years		¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2023.

June 30, 2023

	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
Types of derivatives		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥1,290	Less than five years		¥(4)

*	Underlying reference company’s credit ratings are Baa3 or better rated by rating agencies as of June 30, 2023.

22.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2023 and June 30, 2023 are as follows.

March 31, 2023

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥72,398	¥(22,052)	¥50,346	¥0	¥(4,973)	¥45,373

Total assets	¥72,398	¥(22,052)	¥50,346	¥0	¥(4,973)	¥45,373

Derivative liabilities	¥71,366	¥(22,052)	¥49,314	¥(1,786)	¥(509)	¥47,019

Total liabilities	¥71,366	¥(22,052)	¥49,314	¥(1,786)	¥(509)	¥47,019

June 30, 2023

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥80,301	¥(33,990)	¥46,311	¥0	¥(2,167)	¥44,144

Total assets	¥80,301	¥(33,990)	¥46,311	¥0	¥(2,167)	¥44,144

Derivative liabilities	¥104,195	¥(33,990)	¥70,205	¥(8,655)	¥(3,563)	¥57,987

Total liabilities	¥104,195	¥(33,990)	¥70,205	¥(8,655)	¥(3,563)	¥57,987

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

23.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates accounted for under the equity method, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2023

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,231,860	¥1,231,860	¥1,231,860	¥0	¥0
Restricted cash	135,048	135,048	135,048	0	0
Installment loans (net of allowance for credit losses)	3,829,431	3,807,987	0	128,249	3,679,738
Equity securities*1	379,236	379,236	105,646	133,027	140,563
Trading debt securities	2,179	2,179	0	2,179	0
Available-for-sale debt securities	2,234,608	2,234,608	4,334	1,986,672	243,602
Held-to-maturity debt securities	114,759	129,678	0	108,326	21,352
Certain investment in affiliates	2,511	2,511	0	0	2,511
Other Assets:
Time deposits	4,374	4,374	0	4,374	0
Derivative assets*2	50,346	50,346	0	0	0
Reinsurance recoverables (Investment contracts)	5,301	5,009	0	0	5,009
Liabilities:
Short-term debt	¥508,796	¥508,796	¥0	¥508,796	¥0
Deposits	2,086,340	2,087,035	0	2,087,035	0
Policy liabilities and Policy account balances (Investment contracts)	143,407	143,842	0	0	143,842
Long-term debt	5,209,723	5,164,112	0	1,667,119	3,496,993
Other Liabilities:
Derivative liabilities*2	49,314	49,314	0	0	0

*1	The amount of ¥51,263 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

June 30, 2023

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥922,227	¥922,227	¥922,227	¥0	¥0
Restricted cash	138,240	138,240	138,240	0	0
Installment loans (net of allowance for credit losses)	3,900,278	3,879,180	0	160,701	3,718,479
Equity securities*1	413,203	413,203	118,214	140,743	154,246
Trading debt securities	2,255	2,255	0	2,255	0
Available-for-sale debt securities	2,406,463	2,406,463	4,851	2,133,215	268,397
Held-to-maturity debt securities	115,324	130,208	0	108,475	21,733
Certain investment in affiliates	2,727	2,727	0	0	2,727
Other Assets:
Time deposits	4,294	4,294	0	4,294	0
Derivative assets*2	46,311	46,311	0	0	0
Reinsurance recoverables (Investment contracts)	5,185	4,903	0	0	4,903
Liabilities:
Short-term debt	¥575,355	¥575,355	¥0	¥575,355	¥0
Deposits	2,096,586	2,102,877	0	2,102,877	0
Policy liabilities and Policy account balances (Investment contracts)	138,621	139,130	0	0	139,130
Long-term debt	5,275,857	5,232,889	0	1,720,595	3,512,294
Other Liabilities:
Derivative liabilities*2	70,205	70,205	0	0	0

*1	The amount of ¥61,675 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input	level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

24.	Commitments, Guarantees and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥4,066 million and ¥4,066 million as of March 31, 2023 and June 30, 2023, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥2,083 million and ¥2,108 million for the three months ended June 30, 2022 and 2023, respectively. As of March 31, 2023 and June 30, 2023, the amounts due are as follows:

	Millions of yen
	March 31, 2023	June 30, 2023
Within one year	¥5,846	¥5,204
More than one year	8,353	7,598

Total	¥14,199	¥12,802

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥146,945 million and ¥110,965 million as of March 31, 2023 and June 30, 2023, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥458,994 million and ¥477,596 million as of March 31, 2023 and June 30, 2023, respectively.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Losses Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2023 and June 30, 2023:

	March 31, 2023			June 30, 2023
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥479,406	¥5,033	2029	¥479,899	¥4,866	2029
Transferred loans	436,069	2,185	2062	488,703	2,824	2062
Consumer loans	295,273	48,207	2034	296,757	48,593	2034
Real estate loans	18,193	2,031	2048	5,782	479	2048
Other	2,484	0	2036	2,697	0	2036

Total	¥1,231,425	¥57,456	—	¥1,273,838	¥56,762	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2023 and June 30, 2023, total notional amount of the loans subject to such guarantees are ¥494,000 million and ¥494,000 million, respectively, and book value of guarantee liabilities are ¥2,309 million and ¥2,251 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2023.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.

Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the three months ended June 30, 2023.

As of March 31, 2023 and June 30, 2023, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were \2,175,722 million and \2,440,939 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2023.

Guarantee of real estate loans: The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2023.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Allowance for off-balance sheet credit exposures—If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥17,843 million and ¥18,535 million as of March 31, 2023 and June 30, 2023, respectively. Additionally, provision for credit losses in the consolidated statements of income for the three months ended June 30, 2022 included a reversal of ¥643 million, which was mainly due to an improved macroeconomic forecast in the Americas. Provision for credit losses in the consolidated statements of income for the three months ended June 30, 2023 was ¥420 million, which was mainly due to the deteriorated in macroeconomic forecasts in certain markets in the Americas compared with the previous year.

Contingencies—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 10 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2023 and June 30, 2023:

	Millions of yen
	March 31, 2023	June 30, 2023
Lease payments, loans and investment in operating leases	¥148,057	¥204,712
Investment in securities	183,441	229,019
Property under facility operations	130,191	164,286
Other assets and other	110,159	117,879

Total	¥571,848	¥715,896

As of March 31, 2023 and June 30, 2023, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥407,495 million and ¥407,495 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥31,379 million and ¥30,562 million, respectively. As of March 31, 2023 and June 30, 2023, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥9,911 million and ¥9,875 million, respectively. In addition, ¥101,827 million and ¥163,192 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2023 and June 30, 2023.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of June 30, 2023.

25.	Segment Information

Financial information about the operating segments reported below is available by segment and evaluated regularly by the chief operating decision maker to make decisions about resource allocations and assess performance.

An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment; concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking; consumer finance
Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Asset management of global equity and fixed income
Asia and Australia	:	Finance and investment businesses in Asia and Australia

Since April 1, 2023, segment profits have been calculated with broadened the scope of profit sharing for inter-segment collaboration. As a result, segment data for the three months ended June 30, 2022 has been retrospectively restated.

LDTI standard has been adopted since April 1. 2023, with the transition date of April 1, 2021, on a modified retrospective approach. As a result of this change, Insurance segment data for the previous fiscal year has been retrospectively restated. For further information, see Note 2 “Significant Accounting and Reporting Policies (z) New accounting pronouncements”

Financial information of the segments for the three months ended June 30, 2022 and three months ended June 30, 2023, and segment assets information as of March 31, 2023 and June 30, 2023 are as follows:

	Millions of yen
	Three months ended June 30, 2022		Three months ended June 30, 2023		March 31, 2023	June 30, 2023
	Segment revenues	Segment profits	Segment revenues	Segment profits	Segment assets	Segment assets
Corporate Financial Services and Maintenance Leasing	¥104,125	¥16,550	¥109,638	¥19,861	¥1,514,070	¥1,508,103
Real Estate	96,865	11,943	106,381	9,961	935,027	945,421
PE Investment and Concession	121,778	2,254	86,072	5,657	605,471	613,401
Environment and Energy	46,801	3,522	37,116	3,015	773,617	789,632
Insurance	127,542	11,439	153,781	19,213	2,050,412	2,222,252
Banking and Credit	20,041	7,236	21,143	8,189	2,698,747	2,712,290
Aircraft and Ships	14,564	5,416	12,773	3,628	742,890	847,785
ORIX USA	35,582	6,039	43,364	9,718	1,462,067	1,565,552
ORIX Europe	43,697	9,301	51,581	4,223	417,941	455,632
Asia and Australia	45,001	12,786	51,454	8,042	1,395,096	1,515,388

Total	¥655,996	¥86,486	¥673,303	¥91,507	¥12,595,338	¥13,175,456

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are net investment in the leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2023
Segment revenues:
Total revenues for segments	¥655,996	¥673,303
Revenues related to corporate assets	6,298	7,758
Revenues from inter-segment transactions	(4,481)	(4,087)

Total consolidated revenues	¥657,813	¥676,974

Segment profits:
Total profits for segments	¥86,486	¥91,507
Corporate profits (losses)	(3,842)	(3,588)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,920	1,473

Total consolidated income before income taxes	¥85,564	¥89,392

	Millions of yen
	March 31, 2023	June 30, 2023
Segment assets:
Total assets for segments	¥12,595,338	¥13,175,456
Cash and cash equivalents, restricted cash	1,366,908	1,060,467
Allowance for credit losses	(64,723)	(66,457)
Trade notes, accounts and other receivable	441,803	427,886
Other corporate assets	950,059	986,793

Total consolidated assets	¥15,289,385	¥15,584,145

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Three months ended June 30, 2022
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥515,472	¥48,817	¥93,524	¥657,813
Income before Income Taxes	50,866	8,125	26,573	85,564

	Millions of yen
	Three months ended June 30, 2023
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥511,350	¥63,480	¥102,144	¥676,974
Income before Income Taxes	63,680	11,447	14,265	89,392

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

Disaggregation of revenues for revenues from contracts with customers, by goods or services category and geographical location is as follows:

For the three months ended June 30, 2022

	Millions of yen
	Three months ended June 30, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥1,359	¥665	¥105,184	¥725	¥0	¥0	¥0
Real estate sales	0	21,677	0	0	0	0	0
Asset management and servicing	71	1,831	0	36	0	105	17
Automobile related services	15,774	0	0	87	0	0	0
Facilities operation	0	10,545	0	0	0	0	0
Environment and energy services	871	13	14	44,785	0	0	0
Real estate management and brokerage	0	24,918	0	0	0	0	0
Real estate contract work	0	18,096	0	0	0	0	0
Other	9,475	306	7,575	338	636	1,638	2,435

Total revenues from contracts with customers	27,550	78,051	112,773	45,971	636	1,743	2,452

Geographical location
Japan	27,550	78,051	112,773	41,372	636	1,743	871
The Americas	0	0	0	0	0	0	0
Other	0	0	0	4,599	0	0	1,581

Total revenues from contracts with customers	27,550	78,051	112,773	45,971	636	1,743	2,452

Other revenues *	76,575	18,814	9,005	830	126,906	18,298	12,112

Segment revenues/Total revenues	¥104,125	¥96,865	¥121,778	¥46,801	¥127,542	¥20,041	¥14,564

	Millions of yen
	Three months ended June 30, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥703	¥0	¥445	¥109,081	¥541	¥109,622
Real estate sales	(1)	0	0	21,676	0	21,676
Asset management and servicing	5,619	49,787	0	57,466	(9)	57,457
Automobile related services	0	0	4,256	20,117	(3)	20,114
Facilities operation	0	0	0	10,545	215	10,760
Environment and energy services	404	0	0	46,087	(439)	45,648
Real estate management and brokerage	0	0	0	24,918	(398)	24,520
Real estate contract work	0	0	0	18,096	52	18,148
Other	2,030	18	264	24,715	1,704	26,419

Total revenues from contracts with customers	8,755	49,805	4,965	332,701	1,663	334,364

Geographical location
Japan	0	0	0	262,996	1,873	264,869
The Americas	8,755	18,427	0	27,182	0	27,182
Other	0	31,378	4,965	42,523	(210)	42,313

Total revenues from contracts with customers	8,755	49,805	4,965	332,701	1,663	334,364

Other revenues *	26,827	(6,108)	40,036	323,295	154	323,449

Segment revenues/Total revenues	¥35,582	¥43,697	¥45,001	¥655,996	¥1,817	¥657,813

For the three months ended June 30, 2023

	Millions of yen
	Three months ended June 30, 2023
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥1,200	¥812	¥55,413	¥805	¥0	¥0	¥35
Real estate sales	0	31,957	0	0	0	0	0
Asset management and servicing	61	2,110	0	39	0	142	14
Automobile related services	16,034	0	0	81	0	0	0
Facilities operation	0	17,061	0	0	0	0	0
Environment and energy services	823	13	13	35,604	0	0	0
Real estate management and brokerage	0	24,755	0	0	0	0	0
Real estate contract work	0	18,772	12,258	0	0	0	0
Other	8,912	289	8,408	210	664	1,360	1,473

Total revenues from contracts with customers	27,030	95,769	76,092	36,739	664	1,502	1,522

Geographical location
Japan	27,030	95,769	76,092	30,013	664	1,502	436
The Americas	0	0	0	0	0	0	0
Other	0	0	0	6,726	0	0	1,086

Total revenues from contracts with customers	27,030	95,769	76,092	36,739	664	1,502	1,522

Other revenues *	82,608	10,612	9,980	377	153,117	19,641	11,251

Segment revenues/Total revenues	¥109,638	¥106,381	¥86,072	¥37,116	¥153,781	¥21,143	¥12,773

	Millions of yen
	Three months ended June 30, 2023
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥34	¥0	¥143	¥58,442	¥1,261	¥59,703
Real estate sales	0	0	0	31,957	0	31,957
Asset management and servicing	3,887	48,950	11	55,214	(60)	55,154
Automobile related services	0	0	5,389	21,504	1	21,505
Facilities operation	0	0	0	17,061	273	17,334
Environment and energy services	104	0	0	36,557	(490)	36,067
Real estate management and brokerage	0	0	0	24,755	(323)	24,432
Real estate contract work	0	0	0	31,030	(11)	31,019
Other	1,173	46	294	22,829	2,737	25,566

Total revenues from contracts with customers	5,198	48,996	5,837	299,349	3,388	302,737

Geographical location
Japan	0	0	0	231,506	3,150	234,656
The Americas	5,198	18,267	0	23,465	0	23,465
Other	0	30,729	5,837	44,378	238	44,616

Total revenues from contracts with customers	5,198	48,996	5,837	299,349	3,388	302,737

Other revenues *	38,166	2,585	45,617	373,954	283	374,237

Segment revenues/Total revenues	¥43,364	¥51,581	¥51,454	¥673,303	¥3,671	¥676,974

*

Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

26.	Subsequent Events

There are no material subsequent events.